As filed with the Securities and Exchange Commission on August 22, 1997.

                            Registration No.333-25057
-------------------------------------------------------------------------------

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

             ---------------------------------------------

                               FORM S-6

                     PRE-EFFECTIVE AMENDMENT NO. 1
      TO THE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              -----------

           NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                          (Exact Name of Trust)

                    NORTHBROOK LIFE INSURANCE COMPANY
                            (NAME OF DEPOSITOR)

                            3100 SANDERS ROAD
                            NORTHBROOK, IL 60062
      (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                          MICHAEL J. VELOTTA, ESQ.
                     NORTHBROOK LIFE INSURANCE COMPANY
                             3100 SANDERS ROAD
                             NORTHBROOK, IL 60062
             (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:

                              STEPHEN E. ROTH, ESQ.
                      SUTHERLAND, ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA, AVENUE, N.W.
                           WASHINGTON, D.C. 20004-2404

SECURITIES BEING OFFERED -- MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACTS.
             -----------------------------------------------

The registrant hereby declares that it is registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

Approximate date of proposed public offering: As soon as practical after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
-------------------------------------------------------------------------------

            RECONCILIATION AND TIE BETWEEN FORM N-8B-2 and PROSPECTUS

ITEM NO. OF
FORM N-8B-2         CAPTION IN PROSPECTUS
     1.             Cover Page
     2.             Cover Page; Additional Information about the Company
     3.             Not applicable
     4.             The Company; Distribution of the Contracts
     5.             The Variable Account - General
     6.             The Variable Account - General
     7.             Not required by Form S-6
     8.             Not required by Form S-6
     9.             Legal Proceedings
     10.            Summary; The Variable Account - Fund; The Contract -
                    Application for a Contract; Contract Benefits and Rights;
                    Other Matters - Voting Rights, Dividends
     11.            Summary; The Variable Account - Fund
     12.            Summary; The Variable Account - Fund
     13.            Summary; Deductions and Charges; Distribution of the
                    Contracts; Federal Tax Matters
     14.            The Contract - Application for a Contract, Premiums,
                    Allocation of Premiums
     15.            Summary; The Contract - Premiums, Allocation of Premiums
     16.            The Variable Account - Fund; The Contract - Allocation of
                    Premiums
     17.            Summary; Contract Benefits and Rights - Amount Payable on
                    Surrender of the Contract, Partial Withdrawals, Cancellation and Exchange
                                    Rights
     18.            The Variable Account; The Contract - Allocation of Premiums; Deductions
                                    and Charges; Federal Tax Matters
     19.            Other Matters - Statements to Contract Owners
     20.            Not applicable
     21.            Contract Benefits and Rights - Contract Loans; Contract
                    Benefits and Rights - Suspension of Valuation, Payments and Transfers
     22.            Not applicable
     23.            Safekeeping of Variable Account's Assets; Additional
                    Information about the Company
     24.            Contract Benefits and Rights - Transfer of Account Value;
                    Other Matters
     25.            The Company
     26.            Not applicable
     27.            The Company; Additional Information about the Company
     28.            Executive Officers and Directors of the Company
     29.            The Company
     30.            Not applicable
     31.            Not applicable
     32.            Not applicable
     33.            Not applicable
     34.            Not applicable
     35.            The Company; Distribution of the Contracts
     36.            Not required by Form S-6
     37.            Not applicable
     38.            Distribution of the Contracts
     39.            The Company; Distribution of the Contracts
     40.            Not applicable
     41.            The Company; Distribution of the Contracts
     42.            Not applicable





     43.            Not applicable
     44.            The Contract - Allocation of Premiums, Accumulation Unit
                    Value; Contract Benefits and Rights - Account Value;
                    Deductions and Charges
     45.            Not applicable
     46.            Contract Benefits and Rights - Account Value, Amount Payable on Surrender
                                    of the Contract, Partial Withdrawals;
                    Deductions and Charges
     47.            Not applicable
     48.            Cover Page; The Company
     49.            Not applicable
     50.            The Variable Account - General
     51.            Summary; The Company; The Contract; Contract Benefits and
                    Rights; Other Matters; Federal Tax Matters
     52.            The Variable Account - Fund, Investment Adviser
     53.            Summary; Federal Tax Matters
     54.            Not applicable
     55.            Not applicable
     56.            Not required by Form S-6
     57.            Not required by Form S-6
     58.            Not required by Form S-6
     59.            Not required by Form S-6


                  NORTHBROOK LIFE INSURANCE COMPANY

                       MODIFIED SINGLE PREMIUM

                  VARIABLE LIFE INSURANCE CONTRACTS
                        3100 SANDERS ROAD
                       NORTHBROOK, IL 60062

                     TELEPHONE (800) 654-2397

               -------------------------------------

This prospectus describes the "Dean Witter Variable Life," a modified single premium variable life insurance contract ("Contract") offered by Northbrook Life Insurance Company (the "Company") for prospective insured persons age 0-85. The Contract lets the Contract Owner pay a significant single premium and subject to restrictions, additional premiums.

The Contracts are modified endowment contracts for federal income tax purposes, except in certain cases described under "Federal Tax Matters," page . A LOAN, DISTRIBUTION OR OTHER AMOUNT RECEIVED FROM A MODIFIED ENDOWMENT CONTRACT DURING THE LIFE OF THE INSURED WILL BE TAXED TO THE EXTENT OF ANY ACCUMULATED INCOME IN THE CONTRACT. ANY AMOUNTS THAT ARE TAXABLE WITHDRAWALS WILL BE SUBJECT TO A 10% PENALTY, WITH CERTAIN EXCEPTIONS.

The minimum initial premium the Company will accept is $10,000. Premiums are allocated to Northbrook Life Variable Life Separate Account A ("Variable Account"). The Variable Account invests exclusively in shares of the Dean Witter Variable Investment Series (the "Fund") a mutual fund managed by Dean Witter InterCapital Inc., a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co.

The Fund has thirteen available Portfolios: (1) Money Market (2) Quality Income Plus (3) High Yield (4) Utilities (5) Income Builder (6) Dividend Growth (7) Capital Growth (8) Global Dividend Growth (9) European Growth (10) Pacific Growth (11) Capital Appreciation (12) Equity and (13) Strategist.

There is no guaranteed minimum Account Value for a Contract. The Account Value of a Contract will vary up or down to reflect the investment experience of the Portfolios to which premiums have been allocated. The Contract Owner bears the investment risk for all amounts so allocated. The Contract continues in effect while the Cash Surrender Value is sufficient to pay the monthly charges under the Contract ("Monthly Deduction Amount").

The Contracts provide for an Initial Death Benefit shown on the Contract Data page. The death benefit ("Death Benefit") payable under a Contract may be greater than the Initial Death Benefit but so long as the Contract continues in effect, if no withdrawals or loans are made, will never be less than the Initial Death Benefit. The Account Value will, and under certain circumstances the Death Benefit of the Contract may, increase or decrease based on the investment experience of the Portfolios to which premiums have been allocated. At the death of the Insured, we will pay a Death Benefit to the beneficiary.

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE CONTRACT.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUS FOR THE FUND WHICH CONTAINS A FULL DESCRIPTION OF THE PORTFOLIOS. THE PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY, ANY BANK, NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

                  THE CONTRACTS MAY NOT BE AVAILABLE IN ALL STATES.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.




               THE DATE OF THIS PROSPECTUS IS OCTOBER 1, 1997.

                               TABLE OF CONTENTS
                                                                           Page
Summary......................................................................
Special Terms................................................................
The Company..................................................................
The Variable Account.........................................................
  General....................................................................
  Fund.......................................................................
The Contract.................................................................
  Application for a Contract.................................................
  Premiums...................................................................
  Allocation of Premiums.....................................................
  Accumulation Unit Values...................................................
Deductions and Charges.......................................................
  Monthly Deductions.........................................................
    Cost of Insurance Charge.................................................
    Tax Expense Charge.......................................................
    Administrative Expense Charge............................................
  Other Deductions...........................................................
    Mortality and Expense Risk Charge........................................
    Annual Maintenance Fee...................................................
    Taxes Charged Against the Variable Account...............................
    Charges Against the Fund.................................................
    Withdrawal Charge........................................................
    Due and Unpaid Premium Tax Charge........................................
Contract Benefits and Rights.................................................
  Death Benefit..............................................................
  Accelerated Death Benefit..................................................
  Account Value..............................................................
  Transfer of Account Value..................................................
  Dollar Cost Averaging......................................................
  Contract Loans.............................................................
  Amount Payable on Surrender of the Contract................................
  Partial Withdrawals........................................................
  Maturity...................................................................
  Lapse and Reinstatement....................................................
  Cancellation and Exchange Rights...........................................
  Confinement Waiver Benefit.................................................
  Suspension of Valuation, Payments and Transfers............................
  Last Survivor Contracts....................................................
Other Matters................................................................
  Voting Rights..............................................................
  Statements to Contract Owners..............................................
  Limit on Right to Contest..................................................
  Misstatement as to Age and Sex.............................................
  Payment Options............................................................
  Beneficiary................................................................
  Assignment.................................................................
  Dividends..................................................................
Executive Officers and Directors of the Company..............................
Distribution of the Contracts................................................
Safekeeping of the Variable Account's Assets.................................
Federal Tax Matters..........................................................
  Introduction...............................................................

  Taxation of the Company and the Variable Account..........................
  Taxation of Contract Benefits.............................................
  Modified Endowment Contracts..............................................
  Diversification Requirements..............................................
  Ownership Treatment.......................................................
  Policy Loan Interest......................................................
Additional Information About the Company....................................
Legal Proceedings...........................................................
Legal Matters...............................................................
Registration Statement......................................................
Experts.....................................................................
Financial Information.......................................................
Financial Statements........................................................F-1
Appendix A .................................................................A-1

SUMMARY
-----------------------------------------------------------

NOTE: A GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS APPEARS AT PAGE , IMMEDIATELY FOLLOWING THIS SUMMARY.

THE CONTRACT

The Contracts are life insurance contracts with death benefits, cash values, and other traditional life insurance features. The Contracts are "variable." Unlike the fixed benefits of ordinary whole life insurance, the Account Value will increase or decrease based on the investment experience of the investment Portfolios of the Fund to which premiums have been allocated. Similarly, the Death Benefit may increase or decrease under some circumstances, but so long as the Contract remains in effect it will not decrease below the Initial Death Benefit if no withdrawals or loans are made. The Contracts are credited with units ("Accumulation Units") to calculate cash values. The Contract Owner may transfer the Account Value among the Variable Account's underlying investment Portfolios.

The Contracts can be issued on a single life or "last survivor" basis. For a discussion of how last survivor Contracts operate differently from single life Contracts, see "Last Survivor Contracts," page .

In some states, the Contracts may be issued in the form of a group Contract. In those states, certificates will be issued evidencing a purchaser's rights under the group Contract. The terms "Contract" and "Contract Owner", as used in this Prospectus, refer to and include such a certificate and certificate owner, respectively.

THE VARIABLE ACCOUNT AND THE FUND

The Northbrook Life Variable Life Separate Account A ("Variable Account") funds the variable life insurance Contracts offered by this prospectus. The Variable Account is a unit investment trust registered as such under the Investment Company Act of 1940. It consists of multiple sub-accounts ("Variable Sub-Accounts"), each investing in a corresponding Fund Portfolio.

Applicants should read the prospectus for the Fund in connection with the purchase of a Contract. The investment objectives of the Fund Portfolios are briefly summarized below under "Fund," page .

The Variable Account invests in shares of the Dean Witter Variable Investment Series (the "Fund"). The Fund has thirteen available Portfolios: (1) Money Market (2) Quality Income Plus (3) High Yield (4) Utilities (5) Income Builder
(6) Dividend Growth (7) Capital Growth (8) Global Dividend Growth (9) European Growth (10) Pacific Growth (11) Capital Appreciation (12) Equity and (13) Strategist.

The assets of each Portfolio are accounted for separately from the other Portfolios and each has distinct investment objectives and policies which are described in the accompanying prospectus for the Fund.

PREMIUMS

The Contract requires the Contract Owner to pay an initial premium of at least $10,000. Additional premium payments may be made at any time, subject to the following conditions:

    - only one payment is allowed in any Contract Year;

    - the minimum payment is $500;

    - the attained age of the insured must be less than age 91; and

    - absent submission of new evidence of insurability of the insured, the maximum additional payment permitted in a Contract Year is the "Guaranteed Additional Payment." The Guaranteed Additional Payment is the lesser of $5,000 or a percentage of the initial payment (5% for attained ages 40-70, and 0% for attained ages 20-39 and 71-90).

THE COMPANY RESERVES THE RIGHT TO OBTAIN SATISFACTORY EVIDENCE OF
INSURABILITY BEFORE ACCEPTING ANY ADDITIONAL PREMIUM PAYMENTS REQUIRING AN INCREASE IN SPECIFIED AMOUNT. WE ALSO RESERVE THE RIGHT TO REJECT AN ADDITIONAL PREMIUM PAYMENT FOR ANY REASON.

Additional premium payments may require an increase in the Specified Amount in order for the Contract to meet the definition of a life insurance contract under the Internal Revenue Code. Additional Premiums may also be paid at any time and in any amount necessary to avoid termination of the Contract.

DEDUCTIONS AND CHARGES

On each Monthly Activity Date, the Company will deduct a Monthly Deduction Amount from the Account Value. The Monthly Deduction Amount will be made pro rata respecting each Variable Sub-Account to which Account Value is allocated. The Monthly Deduction Amount includes a cost of insurance charge, tax expense charge and an administrative expense charge. The monthly cost of insurance charge is to cover the Company's anticipated mortality costs. In addition, the Company will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates the Company for premium taxes imposed by various states and local jurisdictions and for federal taxes resulting from the application of Section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The premium tax deduction represents an average premium tax of 2.5% of premiums over ten years. The Company will deduct from the Account Value a monthly administrative charge equal to an annual rate of 0.25%. This charge compensates the Company for administrative expenses incurred in the administration of the Variable Account and the Contracts. The Company will also deduct from the Variable Account a daily charge equal to an annual rate of 0.90% for the mortality risks and expense risks the Company assumes in relation to the Contracts. If the Cash Surrender Value is not sufficient to cover a Monthly Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Deductions and Charges--Monthly Deductions," page , and "Contract Benefits and Rights--Lapse and Reinstatement," page .

An Annual Maintenance Fee of $30 will be deducted on each Contract Anniversary from all Variable Sub-Accounts to which Account Value is allocated, in proportion to the amounts so allocated. This fee will help reimburse the Company for administrative and maintenance costs of the Contracts. Currently, this charge is waived for Contracts which have an aggregate premium which equals or exceeds the dollar amount indicated on your Contract data page. See "Deductions and Charges--Other Deductions--Annual Maintenance Fee," page .

Applicants should review the prospectus for the Fund which accompanies this prospectus for a description of the charges and expenses borne by the Fund in connection with its operations. See "Deductions and Charges -- Funds Expenses," page .

Withdrawals in excess of the Free Withdrawal Amount will be subject to a withdrawal charge as set forth below:

                                                     PERCENTAGE OF
                                                    INITIAL PREMIUM
CONTRACT YEAR                                          WITHDRAWN
--------------------------------------------------  ---------------
1.................................................          7.75%
2.................................................          7.75%
3.................................................          7.75%
4.................................................          7.25%
5.................................................          6.25%
6.................................................          5.25%
7.................................................          4.25%
8.................................................          3.25%
9.................................................          2.25%
10+...............................................          0.00%


The Withdrawal Charge is imposed to cover a portion of the sales expense incurred by the Company in distributing the Contracts. This expense includes agents' commissions, advertising and the printing of prospectuses. See "Deductions and Charges--Other Deductions--Withdrawal Charge," page . See "Deductions and Charges," page and "Withdrawal Charge," page .

During the first nine Contract Years, an additional premium tax charge will be imposed on full or partial withdrawals.

                                                    PERCENTAGE OF
                                                   INITIAL PREMIUM
YEAR                                                   WITHDRAWN
--------------------------------------------------  ---------------
1.................................................          2.25%
2.................................................          2.00%
3.................................................          1.75%
4.................................................          1.50%
5.................................................          1.25%
6.................................................          1.00%
7.................................................          0.75%
8.................................................          0.50%
9.................................................          0.25%
10+...............................................          0.00%


No Withdrawal Charge will be imposed on any withdrawl to the extent that aggregate Withdrawl Charges and the federal tax portion of the tax expense charge imposed would otherwise exceed 9% of total premiums paid prior to the withdrawal.

See "Deductions and Charges--Other Deductions--Due and Unpaid--Premium Tax Charge," page . For a discussion of the tax consequences of a full or a partial withdrawal, see "Federal Tax Matters," page .

DEATH BENEFIT

At the death of the Insured while the Contract is in force, we will pay the Death Benefit (less any Indebtedness and certain due and unpaid Monthly Deduction Amounts) to the beneficiary. The Death Benefit determined on the date of the Insured's death is the greater of (1) the Specified Amount, or (2) the Account Value multiplied by the death benefit ratio as found in the Contract. See "Contract Benefits and Rights--Death Benefit," page .

ACCOUNT VALUE

The Account Value of the Contract will increase or decrease to reflect (1) the investment experience of the Fund Portfolios underlying the Variable Sub-Account to which Account Value is allocated, and (2) deductions for the mortality and expense risk charge, the Monthly Deduction Amount, and the Annual Maintenance Fee. There is no minimum guaranteed Account Value and the Contract Owner bears the risk of the investment in the Fund Portfolios. See "Contract Benefits and Rights--Account Value," page .

CONTRACT LOANS

A Contract Owner may obtain one or both of two types of cash loans from the Company. Both types of loans are secured by the Contract. The maximum amount available for such loans is 90% of the Contract's Cash Value, less the amount of all loans existing on the date of the loan request (including loan interest to the next Contract Anniversary), less any Annual Maintenance Fee due on or before the next Contract Anniversary, and less any due and unpaid Monthly Deduction Amounts. See "Contract Benefits and Rights--Contract Loans," page .

LAPSE

Under certain circumstances a Contract may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. The Company will give written notice to the Contract Owner and a 61 day grace period during which additional amounts may be paid to continue the Contract. See "Contract Benefits and Rights--Contract Loans," page and "Lapse and Reinstatement," page .

CANCELLATION AND EXCHANGE RIGHTS

A Contract Owner has a limited right to return his or her Contract for cancellation. If the Contract Owner returns the Contract for cancellation, by mail or hand delivery, to the Account Executive who sold the Contract, within 10 days after delivery of the Contract to the Contract Owner (in some states, this free-look period is longer), the Company will return to the Contract Owner within 7 days thereafter the premiums paid for the Contract adjusted to reflect any investment gain or loss resulting from allocation to the Variable Account prior to the date of cancellation, unless state law requires a return of premium without such adjustments. In those states where the Company is required to return the premiums paid upon a free-look of the Contract and where it has been approved by the state, the Company reserves the right to allocate all premium payments made prior to the expiration of the free-look period to the Money Market sub-account of the Variable Account.

In addition, once the Contract is in effect it may be exchanged during the first 24 months after its issuance for a permanent life insurance contract on the life of the Insured without submitting proof of insurability. See "Contract Benefits and Rights--Cancellation and Exchange Rights," page .

TAX CONSEQUENCES

The current Federal tax law generally excludes all death benefit payments from the gross income of the

Contract beneficiary. The Contracts generally will be treated as modified endowment contracts. This status does not affect the Contracts' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. However, loans, distributions or other amounts received under a modified endowment contract are taxed to the extent of accumulated income in the Contract (generally, the excess of Account Value over premiums paid) and may be subject to a 10% penalty tax. See "Federal Tax Matters," page .

SPECIAL TERMS
-----------------------------------------------------------

AS USED IN THIS PROSPECTUS, THE FOLLOWING TERMS HAVE THE INDICATED MEANINGS:

ACCOUNT VALUE:--The aggregate value under a Contract of the Variable Sub-Accounts and the Loan Account.

ACCUMULATION UNIT:--An accounting unit of measure used to calculate the value of a Variable Sub-Account.

AGE:--The Insured's age at the Insured's last birthday.

CASH VALUE:--The Account Value less any applicable withdrawal charges and due and unpaid Premium Tax Charges.

CASH SURRENDER VALUE:--The Cash Value less all Indebtedness and the Annual Maintenance Fee, if applicable.

CODE:--The Internal Revenue Code of 1986, as amended.

CONTRACT ANNIVERSARY:--The same day and month as the Contract Date for each subsequent year the Contract remains in force.

CONTRACT DATE:--The date on or as of which coverage under a Contract becomes effective and the date from which Contract Anniversaries, Contract Years and Contract months are determined.

CONTRACT OWNER:--The person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

CONTRACT YEARS:--Annual periods computed from the Contract Date.

DEATH BENEFIT:--The greater of (1) the Specified Amount or (2) the Account Value on the date of death multiplied by the death benefit ratio as specified in the Contract.

FREE WITHDRAWAL AMOUNT:--The amount of a surrender or partial withdrawal that is not subject to a Withdrawal Charge. This amount in any Contract Year is 15% of total premiums paid.

INITIAL DEATH BENEFIT:--The Initial Death Benefit under a Contract is shown on the Contract Data page.

FUND:--The registered management investment company in which assets of the Variable Account may be invested.

INDEBTEDNESS:--All Contract loans, if any, and accrued loan interest.

INSURED:--The person whose life is insured under a Contract.

LOAN ACCOUNT:--An account in the Company's General Account, established for any amounts transferred from the Variable Sub-Accounts for requested loans. The Loan Account credits a fixed rate of interest that is not based on the investment experience of the Variable Account.

MONTHLY ACTIVITY DATE:--The day of each month on which the Monthly Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date. If there is no date equal to the Monthly Activity Date in a particular month, the Monthly Activity Date will be the last day of that month.

MONTHLY DEDUCTION AMOUNT:--A deduction on each Monthly Activity Date for the cost of insurance charge, a tax expense charge and an administrative expense charge.

SPECIFIED AMOUNT:--The minimum death benefit under a Contract, equal to the Initial Death Benefit on the Contract Date. Thereafter it may change in accordance with the terms of the partial withdrawal and the subsequent premium provisions of the Contract.

VALUATION DAY:--Every day the New York Stock Exchange is open for trading. The value of the Variable Account is determined at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD:--The period between the close of regular trading on the New York Stock Exchange on successive Valuation Days.

VARIABLE ACCOUNT:--Northbrook Life Variable Life Separate Account A, an account established by the Company to separate the assets funding the Contracts from other assets of the Company.

VARIABLE SUB-ACCOUNT:--The subdivisions of the Variable Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Portfolios of the Fund.


THE COMPANY
------------------------------------------------------------------------------

The Company is the issuer of the Contract. Incorporated in 1978 as a stock life insurance company under the laws of the State of Illinois. The Company is licensed to operate in the District of Columbia, all states (except New York) and Puerto Rico. The Company's home office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The Company is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate is owned by The Allstate Corporation ("Corporation").

THE VARIABLE ACCOUNT
------------------------------------------------------------------------------

GENERAL

Northbrook Life Variable Life Separate Account A ("Variable Account") is a separate account of the Company established on January 15, 1996 pursuant to the insurance laws of the State of Illinois. The Variable Account is organized as a unit investment trust and registered as such with the Securities and Exchange Commission under the Investment Company Act of 1940. The Variable Account meets the definition of "separate account" under federal securities law. Under Illinois law, the assets of the Variable Account are held exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. The assets of the Variable Account are not chargeable with liabilities arising out of any other business which the Company may conduct.

FUND

The Variable Account will invest in shares of the Dean Witter Variable Investment Series (the "Fund"). The Fund is registered with the Securities and Exchange Commission as an open-end, series, management investment company. Registration of the Fund does not involve supervision of its management, investment practices or policies by the Securities and Exchange Commission. The Fund Portfolios are designed to provide investment vehicles for variable insurance contracts of various insurance companies, in addition to the Variable Account. The Fund Portfolios available for investment by the Variable Account are listed below:

THE MONEY MARKET PORTFOLIO seeks high current income, preservation of capital, and liquidity by investing in certain money market instruments, principally U.S. government securities, bank obligations, and high grade commercial paper.

THE QUALITY INCOME PLUS PORTFOLIO seeks, as its primary objective, to earn a high level of current income and, as a secondary objective, capital appreciation, but only when consistent with its primary objective, by investing primarily in debt securities issued by the U.S. Government, its agencies and instrumentalities, including zero coupon securities and in fixed-income securities rated A or higher by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("Standard & Poor's") or non-rated securities of comparable quality, and by writing covered call and put options against such securities.

THE HIGH YIELD PORTFOLIO seeks, as its primary objective, to earn a high level of current income by investing in a professionally managed diversified portfolio consisting principally of fixed-income securities rated Baa or lower by Moody's or BBB or lower by Standard & Poor's or non-rated securities of comparable quality, which are commonly known as junk bonds, and, as a secondary objective, capital appreciation when consistent with its primary objective. The risks of investing in junk bonds are discussed in the accompanying prospectus for the Fund, which should be read carefully before investing.

THE UTILITIES PORTFOLIO seeks to provide current income and long-term growth of income and capital by investing primarily in equity and fixed-income securities of companies engaged in the public utilities industry.

THE INCOME BUILDER PORTFOLIO seeks, as its primary objective, reasonable income by investing primarily in common stock of large-cap companies which have a record of paying dividends and the potential for maintaining dividends, in preferred stock and in securities convertible into common stocks of small and mid-cap companies and, as its secondary objective, growth of capital.

THE DIVIDEND GROWTH PORTFOLIO seeks to provide reasonable current income and long-term growth of income and capital by investing primarily in common stock of companies with a record of paying dividends and the potential for increasing dividends.

THE CAPITAL GROWTH PORTFOLIO seeks to provide long-term capital growth by investing principally in common stocks.

THE GLOBAL DIVIDEND GROWTH PORTFOLIO seeks to provide reasonable current income and long-term growth of income and capital by investing primarily in common stock of companies, issued by issuers worldwide, with a record of paying dividends and the potential for increasing dividends.

THE EUROPEAN GROWTH PORTFOLIO seeks to maximize the capital appreciation on its investments by investing primarily in securities issued by issuers located in Europe.

THE PACIFIC GROWTH PORTFOLIO seeks to maximize the capital appreciation of its investments by investing primarily in securities issued by issuers located in Asia, Australia and New Zealand.

THE CAPITAL APPRECIATION PORTFOLIO seeks long-term capital appreciation by investing primarily in common stocks of U.S. companies that offer the potential for either superior earnings growth and/or appear to be undervalued.

THE EQUITY PORTFOLIO seeks, as its primary objective, growth of capital through investments in common stock of companies believed by the Investment Manager to have potential for superior growth and, as a secondary objective, income when consistent with its primary objective.

THE STRATEGIST PORTFOLIO seeks a high total investment return through a fully managed investment policy utilizing equity securities, fixed-income securities rated Baa or higher by Moody's or BBB or higher by Standard & Poor's (or non-rated securities of comparable quality), and money market securities, and the writing of covered options on such securities and the collateralized sale of stock index options.

Dean Witter InterCapital Inc. ("InterCapital"), Two World Trade Center,
New York, New York 10048, is the Fund's Investment Manager. InterCapital is a wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.

All dividends and capital gains distributions from the Portfolios are automatically reinvested in shares of the distributing Portfolio at their net asset value.

There is no assurance that the Portfolios will attain their respective stated objectives. Additional information concerning the investment objectives and policies of the Portfolios can be found in the current prospectus for the Fund accompanying this prospectus.

You will find more complete information about the Portfolios, including the risks associated with each Portfolio, in the accompanying prospectus for the Fund. You should read the prospectus for the Fund in conjunction with this prospectus.

THE FUND'S PROSPECTUS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO A PARTICULAR VARIABLE SUB-ACCOUNT.

It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a Fund simultaneously. Although neither the Company nor the Fund currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, the Fund's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

All investment income of and other distributions to each Variable Sub-Account arising from the corresponding Portfolio are reinvested in shares of that Portfolio at net asset value. The income and both realized and unrealized gains or losses on the assets of each Variable Sub-Account are therefore separate and are credited to or charged against the Variable Sub-Account without regard to income, gains or losses from any other Variable Sub-Account or from any other business of the Company. The Company will purchase shares in the Fund in connection with premiums allocated to the corresponding Variable Sub-Account in accordance with Contract Owners' directions and will redeem shares in the Fund to meet Contract obligations or make adjustments in reserves, if any. The Fund is required to redeem Fund shares at net asset value and to make payment within seven days.

The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Fund shares underlying the Variable Sub-Accounts. If shares of the Fund should no longer be available for investment, or if, in the judgment of the Company's management, further investment in shares of the Fund should become inappropriate in view of the purposes of the Contracts, the Company may substitute shares of another Fund for shares already purchased, or to be purchased in the future, under the Contracts. No substitution of securities will take place without notice to Contract Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940 ("1940 Act"). The Company reserves the right to establish additional Variable Sub-accounts of the Variable Account, each of which would invest in shares of another Fund. Subject to Contract Owner approval, the Company also reserves the right to end the registration under the 1940 Act of the Variable Account or any other separate accounts of which it is the depositor or to operate the Variable Account as a management company under the 1940 Act.

The Fund is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectus for the Fund for further information.

THE CONTRACT
-------------------------------------------------------------------------------

APPLICATION FOR A CONTRACT

Individuals wishing to purchase a Contract must submit an application to the Company. A Contract will be issued only on the lives of Insureds age 0-85 who supply evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules and the Company reserves the right to reject an application for any lawful reason. No change in the terms or conditions of a Contract will be made without the consent of the Contract Owner.

Applications must be submitted and approved prior to the payment of initial premium. The Insured will be covered under the Contract as of the Contract Date. In addition to determining when coverage begins, the Contract Date determines Monthly Activity Dates, Contract months, and Contract Years.


PREMIUMS

The Contract is designed to permit an initial premium payment and, subject to certain conditions, additional premium payments. The initial premium payment purchases a Death Benefit initially equal to the Contract's Specified Amount. The minimum initial payment is $10,000.

Under current underwriting rules, which are subject to change, proposed Insureds are eligible for simplified underwriting without a medical examination if their application responses and anticipated initial premium payment meet simplified underwriting standards. Customary underwriting standards will apply to all other proposed Insureds. The maximum initial premium currently permitted on a simplified underwriting basis varies with the issue age of the insured according to the following table:

                                      SIMPLIFIED UNDERWRITING
ISSUE AGE                             MAXIMUM INITIAL  PREMIUM
---------------------------------------------------------------
0-34....................................   Not available
35-44...................................      $ 15,000
45-54...................................      $ 30,000
55-64...................................      $ 50,000
65-80...................................      $100,000
Over age 80.............................   Not available


Additional premium payments may be made at any time, subject to the following conditions:

    - only one additional premium payment may be made in any Contract Year;

    - each additional premium payment must be at least $500;

    - the attained age of the Insured must be less than age 91; and

    - absent submission of new evidence of insurability of the insured, the maximum additional payment permitted in a Contract Year is the "Guaranteed Additional Payment."

    - the Guaranteed Additional Payment is the lesser of $5,000 or a percentage of the initial payment (5% for attained ages 40-70, and 0% for attained ages 20-39 and 71-90).

THE COMPANY RESERVES THE RIGHT TO OBTAIN SATISFACTORY EVIDENCE OF
INSURABILITY UPON ANY ADDITIONAL PREMIUM PAYMENTS REQUIRING AN INCREASE IN SPECIFIED AMOUNT. WE ALSO RESERVE THE RIGHT TO REJECT ANY ADDITIONAL PREMIUM PAYMENT FOR ANY REASON.

Additional premium payments may require an increase in Specified Amount in order for the Contract to remain within the definition of a life insurance contract under Section 7702 of the Code.

Unless you request otherwise in writing, any additional premium payment received while a Contract loan exists will be applied: first, as a repayment of Indebtedness, and second, as an additional premium payment, subject to the conditions described above.

Additional premiums may be paid at any time and in any amount necessary to avoid termination of the Contract without evidence of insurability.

ALLOCATION OF PREMIUMS

Upon completion of underwriting, the Company will either issue a Contract, or deny coverage. If a Contract is issued, the initial premium payment will be allocated on the date the Contract is issued according to the initial premium allocation instructions specified on the application. The Company reserves the right to allocate the initial premium to the Money Market Sub-Account during the free look period in those states where state law requires premiums to be returned upon exercise of the free-look right.

ACCUMULATION UNIT VALUES

The Accumulation Unit Value for each Variable Sub-Account will vary to reflect the investment experience of the corresponding Fund Portfolio and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Variable Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Variable Sub-Account is determined by first dividing (A) the net asset value per share of the corresponding Fund Portfolio at the end of the current Valuation Period (plus the per share dividends or capital gains by that Fund Portfolio if the ex-dividend date occurs in the Valuation Period then ended), by (B) the net asset value per share of the corresponding Fund Portfolio at the end of the immediately preceding Valuation Period; and then subtracting from the result an amount equal to the daily deductions for mortality and expense risk charges imposed during the Valuation Period. Applicants should refer to the prospectus for the Fund which accompanies this prospectus for a description of how the assets of the Fund are valued since such determination has a direct bearing on the Accumulation Unit Value of the corresponding Sub-Account and therefore the Account Value of a Contract. See "Contract Benefits and Rights--Account Value," page .

All valuations in connection with a Contract, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Contract loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium, other than the initial premium and additional premiums requiring underwriting, will be made on the date the request or payment is received in good order by the Company at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

Specialized Uses of the Contract: Because the Contract provides for an accumulation of Cash Value as well as a death benefit, the Contract can be used for various individual and business financial planning purposes. Purchasing the Contract in part for such purposes entails certain risks. For example, if the investment performance of Sub-Accounts to which Account Value is allocated is poorer than expected or if sufficient premiums are not paid, the Contract may lapse or may not accumulate sufficient Account Value to fund the purpose for which the Contract was purchased. Withdrawals and Contract loans may significantly affect current and future Account Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Sub-Account investment performance and the amount of a Contract loan, the loan may cause a Contract to lapse. Because the Contract is designed to provide benefits on a long-term basis, before purchasing a Contract for a specialized purpose a purchaser should consider whether the long-term nature of the Contract is consistent with the purpose for which it is being considered. Using a Contract for a specialized purpose may have tax consequences. (See "Federal Tax Matters," Page .)

DEDUCTIONS AND CHARGES
------------------------------------------------------------------------------

MONTHLY DEDUCTIONS

On each Monthly Activity Date including the Contract Date, the Company will deduct from the Account Value attributable to the Variable Account an amount ("Monthly Deduction Amount") to cover charges and expenses incurred in connection with a Contract. Each Monthly Deduction Amount will be deducted pro rata from each Variable Sub-Account attributable to the Contract such that the proportion of Account Value of the Contract attributable to each Sub-Account remains the same before and after the deduction. The Monthly Deduction Amount will vary from month to month. If the Cash Surrender Value is not sufficient to cover a Monthly Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Contract Benefits and Rights-- Lapse and Reinstatement," page . The following is a summary of the monthly deductions and charges which constitute the Monthly Deduction Amount:

    COST OF INSURANCE CHARGE: The cost of insurance charge covers the Company's anticipated mortality costs for standard and substandard risks. Current cost of insurance rates are lower after the 10th Contract Year. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is the maximum annual cost of insurance per $1,000 as indicated in the Contract; multiplied by the difference between the Death Benefit and the Account Value (both as determined on the Monthly Activity Date); divided by $1,000; and divided by 12. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. (Unisex rates may be required in some states). A table of guaranteed cost of insurance charges per $1,000 will be included in each Contract; however, the Company reserves the right to use rates less than those shown in the table. Substandard risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table, age last birthday. The multiple will be based on the Insured's substandard rating.

The cost of insurance charge rates are applied to the difference between the Death Benefit determined on the Monthly Activity Date and the Account Value on that same date prior to assessing the Monthly Deduction Amount, because the difference is the amount for which the Company is at risk should the Death Benefit be then payable. The Death Benefit as computed on a given date is the greater of (1) the Specified Amount on that date, and (2) the Account Value on that date multiplied by the applicable Death Benefit ratio. (For an explanation of the Death Benefit, see "Contract Benefits and Rights" on page .)

EXAMPLE:

Specified Amount                                              =        $100,000
Account Value on the Monthly Activity Date                    =         $30,000
Insured's attained age                                        =              45
Death Benefit ratio for age 45                                =            2.15


On the Monthly Activity Date in this example, the Death Benefit as then computed would be $100,000, because the Specified Amount ($100,000) is greater than the Account Value multiplied by the applicable Death Benefit ratio ($30,000 X 2.15 = $64,500). Since the Account Value on that date is $30,000, the cost of insurance charges per $1,000 are applied to the difference ($100,000 - $30,000 = $70,000).

Assume that the Account Value in the above example was $50,000. The Death Benefit would then be $107,500 (2.15 X $50,000), since this is greater than the Specified Amount ($100,000). The cost of insurance rates in that case would be applied to ($107,500 - $50,000) = $57,500.

Because the Account Value and, as a result, the amount for which the Company is at risk under a Contract may vary from month to month, the cost of insurance charge may also vary on each Monthly

Activity Date. However, once a risk rating class has been assigned to an Insured when the Contract is issued, that rating class will not change if additional premium payments or partial withdrawals increase or decrease the Specified Amount.

    TAX EXPENSE CHARGE: The Company will deduct monthly from the Account Value a tax expense charge equal to an annual rate of 0.40% for the first ten Contract Years. This charge compensates the Company for premium taxes imposed by various states and local jurisdictions and for federal taxes related to the receipt of premiums under the Contract and that results from the application of section 848 of the Code. The charge includes a premium tax deduction of 0.25% and a federal tax deduction of 0.15%. The 0.25% premium tax deduction over ten Contract Years approximates the Company's average expenses for state and local premium taxes (2.5%). Premium taxes vary, ranging from zero to 3.5%. The premium tax deduction will be imposed regardless of a contract owner's state of residence and, therefore, is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. The 0.15% federal tax deduction helps reimburse the Company for approximate expenses incurred for federal taxes resulting from the application of Section 848 of the Code.

    ADMINISTRATIVE EXPENSE CHARGE: The Company will deduct monthly from the Account Value an administrative expense charge equal to an annual rate of 0.25%. This charge compensates the Company for administrative expenses incurred in the administration of the Variable Account and the Contracts.

All monthly deductions are taken by canceling Accumulation Units of the Variable Account under your Contract.

OTHER DEDUCTIONS

    MORTALITY AND EXPENSE RISK CHARGE: The Company will deduct from the Variable Account a daily charge equivalent to an annual rate of 0.90% for the mortality risks and expense risks the Company assumes in relation to the Contracts. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Contract will be insufficient to meet claims. The Company also assumes a risk that the Death Benefit will exceed the amount on which the cost of insurance charges were based on the Monthly Activity Date preceding the death of an Insured. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract.

    ANNUAL MAINTENANCE FEE: The Company will deduct from the Account Value an Annual Maintenance Fee of $30 on each Contract Anniversary. This fee will help reimburse the Company for administrative and maintenance costs of the Contracts. Currently, this charge is waived for Contracts which have an aggregate premium which equals or exceeds the dollar amount indicated on your Contract data page.

    TAXES CHARGED AGAINST THE VARIABLE ACCOUNT: Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the operations of the Variable Account (as opposed to the federal tax related to the receipt of premiums under the Contract). The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account or this class of Contracts may also be made.

    CHARGES AGAINST THE FUND: The Variable Account purchases shares of the Fund at net asset value. The net asset value of the Fund shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Fund. Fund investment management fees are a percentage of the average daily value of the net assets of the Portfolios:


FUND EXPENSES
(AS A PERCENTAGE OF FUND ASSETS)

                                         TOTAL FUND
                                          MANAGEMENT    OTHER       ANNUAL
PORTFOLIO                                    FEES      EXPENSES    EXPENSES
----------------------------------------  ----------   --------   -----------
Money Market............................    .50 %         .02%          .52%
Quality Income Plus.....................    .50 %(1)      .03%          .53%
High Yield..............................    .50 %         .01%          .51%
Utilities...............................    .65 %(2)      .02%          .67%
Income Builder(5).......................    .75 %(3)      .07%          .82%
Dividend Growth.........................    .56 %(4)      .01%          .57%
Capital Growth..........................    .65 %         .08%          .73%
Global Dividend Growth..................    .75 %         .10%          .85%
European Growth.........................   1.00 %         .11%         1.11%
Pacific Growth..........................   1.00 %         .37%         1.37%
Capital Appreciation(5).................    .75 %(3)      .07%          .82%
Equity..................................    .50 %(5)      .04%          .54%
Strategist..............................    .50 %         .02%          .52%

------------------------

(1)This percentage is applicable to Portfolio net assets of up to $500 million. For net assets which exceed $500 million, the management fee will be 0.45%.

(2) This percentage is applicable to Portfolio net assets of up to $500 million. For net assets which exceed $500 million, the management fee will be 0.55%.

(3) The management fee will be 0.625% for net assets of up to $500 million. For net assets which exceed $500 million, but do not exceed $1 billion, the management fee will be 0.50% and for net assets that exceed $1 billion, the management fee will be 0.475%.

(4) This percentage is applicable to Portfolio net assets of up to $1 billion. For net assets which exceed $1 billion, the management fee will be 0.475%.

(5) The Income Builder Portfolio and the Capital Appreciation Portfolio commenced operations on January 21, 1997. The Investment Manager has undertaken to assume all expenses of each of these Portfolios (except for any brokerage fees) and waive the compensation provided for each of these Portfolios in its Management Agreement with the Fund until such time as the pertinent Portfolio has $50 million of net assets or until July 31, 1998, whichever occurs first.

    WITHDRAWAL CHARGE: Upon surrender of the Contract and partial withdrawals in excess of the Free Withdrawal Amount, a Withdrawal Charge may be assessed. The Free Withdrawal Amount in any Contract Year is 15% of total premiums paid. Any Free Withdrawal Amount not taken in a Contract Year may not be carried forward to increase the Free Withdrawal Amount in any subsequent year. Withdrawals in excess of the Free Withdrawal Amount will be subject to a withdrawal charge as set forth in the table below:



                                  PERCENTAGE OF
                                 INITIAL PREMIUM
CONTRACT YEAR                                          WITHDRAWN
--------------------------------------------------  ---------------
1.................................................          7.75%
2.................................................          7.75%
3.................................................          7.75%
4.................................................          7.25%
5.................................................          6.25%
6.................................................          5.25%
7.................................................          4.25%
8.................................................          3.25%
9.................................................          2.25%
10+...............................................          0.00%


After the ninth Contract Year, no Withdrawal Charges will be imposed. In addition, no Withdrawal Charge will be imposed on any withdrawal to the extent that aggregate Withdrawal Charges and the federal tax portion of the tax expense charge imposed would otherwise exceed 9% of total premiums paid prior to the withdrawal. The Withdrawal Charge may be waived under certain circumstances if the Insured is confined to a qualified long-term care facility or hospital. See "Contract Benefits and Rights-- Confinement Waiver Benefit", page .

The Withdrawal Charge is imposed to cover a portion of the sales expense incurred by the Company in distributing the Contracts. This expense includes agents' commissions, advertising and the printing of prospectuses.

    DUE AND UNPAID PREMIUM TAX CHARGE: During the first nine Contract Years, a charge for due and unpaid premium tax will be imposed on full or partial withdrawals in excess of the Free Withdrawal Amount. This charge is shown below, as a percent of the Account Value withdrawn:

                                  PERCENTAGE OF
                                 INITIAL PREMIUM
YEAR                                                   WITHDRAWN
--------------------------------------------------  ---------------
1.................................................          2.25%
2.................................................          2.00%
3.................................................          1.75%
4.................................................          1.50%
5.................................................          1.25%
6.................................................          1.00%
7.................................................          0.75%
8.................................................          0.50%
9.................................................          0.25%
10+...............................................          0.00%


After the ninth Contract Year, no due and unpaid premium tax charge will be imposed. The percentages indicated above are guaranteed not to increase.

CONTRACT BENEFITS AND RIGHTS
------------------------------------------------------------------------------

DEATH BENEFIT

The Contracts provide for the payment of Death Benefit Proceeds to the named beneficiary when the Insured under the Contract dies. The Proceeds payable to the beneficiary equal the Death Benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amounts occurring during a Grace Period (if applicable). The Death Benefit equals the greater of (1) the Specified Amount or
(2) the Account Value multiplied by the Death Benefit Ratio. The ratios vary according to the attained age of the Insured and are specified in the Contract. Therefore, an increase in Account Value due to favorable investment experience may increase the Death Benefit above the Specified Amount; and a decrease in Account Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Specified Amount).

EXAMPLES:

                                               A          B
                                           ---------  ---------
Specified Amount:                          $ 100,000  $ 100,000
Insured's Age:                                    45         45
Account Value on Date of Death:            $  48,000  $  34,000
Death Benefit Ratio                             2.15       2.15


In Example A, the Death Benefit equals $103,200, i.e., the greater of $100,000 (the Specified Amount) and $103,200 (the Account Value at the Date of Death of $48,000, multiplied by the Death Benefit Ratio of 2.15). This amount, less any Indebtedness and due and unpaid Monthly Deduction Amounts, constitutes the Proceeds which we would pay to the beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Specified Amount) or $73,100 (the Account Value of $34,000 multiplied by the Death Benefit Ratio of 2.15).

All or part of the Proceeds may be paid in cash or applied under an Income Plan. See "Other Matters--Payment Options," page .

ACCELERATED DEATH BENEFIT

If the Insured becomes terminally ill, the Contract Owner may request an accelerated Death Benefit in an amount up to the lesser of (1) 50% of the Specified Amount on the day we receive the request, and (2) $250,000 for all policies issued by the Company which cover the Insured. "Terminally ill" means an illness or physical condition of the Insured that, notwithstanding appropriate medical care, will result in a life expectancy of 12 months or less. If the Insured is terminally ill as the result of an illness, the accelerated Death Benefit is not available unless the illness occurred at least 30 days after the Issue Date. If the Insured is terminally ill as the result of an accident, the accelerated Death Benefit is available if the accident occurred after the Issue Date.

We will pay benefits due under the accelerated Death Benefit provision upon receipt of a written request from the Contract Owner and due proof that the Insured has been diagnosed as terminally ill. The Company also reserves the right to require supporting documentation of the diagnosis and to require (at the Company's expense) an examination of the Insured by a physician of the Company's choice to confirm the diagnosis. The amount of the payment will be the amount requested by the Contract Owner, reduced by the sum of (1) a 12 month interest discount to reflect the early payment; (2) an administrative fee (not to exceed $250); and (3) a pro rata amount of any outstanding Contract loan and accrued loan interest. After the payment has been made, the Specified Amount, the Account Value and any outstanding Contract loan will be reduced on a prorata basis.

Only one request for an accelerated Death Benefit per Insured is allowed. The accelerated Death Benefit may not be available in all states.

ACCOUNT VALUE

The Account Value of a Contract will be computed on each Valuation Day. On the Contract Date, the Account Value is equal to the initial premium less the Monthly Deduction Amount for the first month. Thereafter, the Account Value will vary to reflect the investment experience of the Fund, the value of the Loan Account and the Monthly Deduction Amounts. There is no minimum guaranteed Account Value.

The Account Value of a particular Contract is related to the net asset value of the Fund to which premiums on the Contract have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Contract in each Variable Sub-Account as of the Valuation Day by the then Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts credited to the Contract and the value of the Loan Account. See "The Contract--Accumulation Unit Values," page .

TRANSFER OF ACCOUNT VALUE

While the Contract remains in force and subject to the Company's transfer rules then in effect, the Contract Owner may request that part or all of the Account Value of a particular Variable Sub-Account be transferred to other Variable Sub-Accounts. The Company reserves the right to impose a $25 charge on each such transfer in excess of 12 per Contract Year. However, there are no charges on transfers at the present time. The minimum amount that can be transferred is shown on the Contract Data page (currently $100) or the total amount in the Variable Sub-Account whichever is less.

Telephone transfer requests will be accepted by the Company if received at 1(800)654-2397 by 4:00 p.m., Eastern Time. Telephone transfer requests received at any other telephone number or after 4:00 p.m., Eastern Time will not be accepted by the Company. Telephone transfer requests received before 4:00 p.m., Eastern Time are effected at the next computed value. Transfers by telephone may be made by the Contract Owner's Account Executive or attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The policy of the Company and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The procedures the Company follows for transactions initiated by telephone include requirements that callers on behalf of a Contract Owner identify themselves and the Contract Owner by name and social security number or other identifying information. All transfer instructions by telephone are tape recorded. Otherwise, transfer requests must be in writing, on a form provided by the Company.

As a result of a transfer, the number of Accumulation Units credited to the Variable Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of the Sub-Account from which the transfer is made on the Valuation Date the Company receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day the Company receives the transfer request.

DOLLAR COST AVERAGING

Transfers may be made automatically through Dollar Cost Averaging while the Contract is in force. Dollar Cost Averaging permits the Owner to transfer a specified amount every month (or some other frequency as may be determined by the Company) from the Money Market Sub-Account to any other Variable Sub-Account. The minimum amount that can be transferred is shown on the Contract Data page (currently $100) or the total amount in the Variable Sub-Account whichever is less. The theory of Dollar Cost Averaging is that, if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in the Dollar Cost Averaging program does not assure you of a greater profit from your purchases under the program; nor will it prevent or alleviate losses in a declining market. There are no additional charges imposed upon participants in the Dollar Cost Averaging Program. Transfers under Dollar Cost Averaging are not included in the count toward the 12 free transfers per year currently permitted.

CONTRACT LOANS

While the Contract is in force, a Contract Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), one or both of two types of cash loans from the Company. These types are Preferred Loans (described below) and non-Preferred Loans. Both types of loans are secured by the Contract. The maximum amount available for a loan is 90% of the Contract's Cash Value, less the amount of all Contract loans existing on the date of the loan (including loan interest to the next Contract Anniversary), less any due and unpaid Monthly Deduction Amounts, and less any Annual Maintenance Fee due on or before the next Contract Anniversary.

The loan amount will be transferred pro rata from each Variable Sub-Account attributable to the Contract (unless the Contract Owner specifies otherwise) to the Loan Account. The amounts allocated to the Loan Account will be credited with interest at the loan credited rate set forth in the Contract. Loans will bear interest at rates determined by the Company from time to time, but which will not exceed the maximum rate indicated in the Contract (currently, 8% per year). The amount of the Loan Account that equals the difference between the Account Value and the total of all premiums paid under the Contract net of any premiums returned due to partial withdrawals and net of any prior loan balance, as determined on each Contract Anniversary, is considered a "Preferred Loan." Preferred Loans bear interest at a rate not to exceed the Preferred Loan rate set forth in the Contract. The difference between the value of the Loan
Account and the Indebtedness will be transferred on a pro-rata basis from the Variable Sub-Accounts to the Loan Account on each Contract Anniversary. If the aggregate outstanding loan(s) and loan interest secured by the Contract exceeds the Cash Value of the Contract, the Company will give written notice to the Contract Owner that unless the Company receives an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Contract, the Contract may lapse.

All or any part of any loan secured by a Contract may be repaid while the Contract is still in effect. When loan repayments or interest payments are made, the repayment will be allocated among the

Variable Sub-Accounts in the same percentage as subsequent payments are allocated (unless the Contract Owner requests a different allocation), and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a Grace Period must be repaid before the Contract will be reinstated. See "Contract Benefits and Rights-- Lapse and Reinstatement," page .

A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Variable Sub-Account will apply only to the amount remaining in that Sub-Account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Variable Sub-Accounts earn more than the annual interest rate for amounts held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Variable Sub-Accounts earn less than that rate, the Contract Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Benefit Proceeds and Cash Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT

While the Contract is in force, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Contract. Upon surrender, the Contract Owner will receive the Cash Surrender Value determined as of the day the Company receives the Contract Owner's written request or the date requested by the Contract Owner, whichever is later. The Cash Surrender Value equals the Cash Value less the Annual Maintenance Fee and any Indebtedness. The Company will pay the Cash Surrender Value of the Contract within seven days of receipt by the Company of the written request or on the effective surrender date requested by the Contract Owner, whichever is later.

The Contract will terminate on the date of receipt of the written request, or the date the Contract Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Contract, see "Federal Tax Matters," page .

The Contract Owner may elect to apply the surrender proceeds to an Income Plan (see "Other Matters--Payment Options," page ).

PARTIAL WITHDRAWALS

While the Contract is in force, a Contract Owner may elect by written request to make partial withdrawals from the Cash Surrender Value of at least $100, or the total amount in the Variable Sub-Account, whichever is less. The Cash Surrender Value, after the partial withdrawal, must at least equal $2,000; otherwise, the request will be treated as a request for full surrender. The partial withdrawal will be deducted pro rata from each Variable Sub-Account, unless the Contract Owner instructs otherwise. The Specified Amount after the partial withdrawal will be the greater of:

    - the Specified Amount prior to the partial withdrawal reduced proportionately to the reduction in Account Value; or

    - the minimum Specified Amount necessary in order to meet the definition of a life insurance contract under section 7702 of the Code.


Partial withdrawals in excess of the Free Withdrawal Amount may be subject to a Withdrawal Charge and any due and unpaid premium tax charges. See "Deductions and Charges--Other Deductions--Withdrawal Charge" and "Premium Tax Charge." For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Matters," page .

MATURITY

The Contract has no maturity date.

LAPSE AND REINSTATEMENT

The Contract will remain in force until the Cash Surrender Value is insufficient to cover a Monthly Deduction Amount due on a Monthly Activity Date. The Company will give written notice to the Contract Owner that if an amount shown in the notice (which will be sufficient to cover the Monthly Deduction Amount(s) due) is not paid within 61 days ("Grace Period"), there is a danger of lapse.

The Contract will continue through the Grace Period, but if no payment is forthcoming, it will terminate at the end of the Grace Period. If the Insured dies during the Grace Period, the Proceeds payable under the Contract will be reduced by the Monthly Deduction Amount(s) due and unpaid. See "Contract Benefits and Rights--Death Benefit," page .

If the Contract lapses, the Contract Owner may apply for reinstatement of the Contract by payment of the reinstatement premium (and any applicable charges) required under the Contract. A request for reinstatement must be made within five years of the date the Contract entered a Grace Period. If a loan was outstanding at the time of lapse, the Company will require repayment of the loan before permitting reinstatement. In addition, the Company reserves the right to require evidence of insurability satisfactory to the Company. The reinstatement premium is equal to an amount sufficient to (1) cover all Monthly Deduction Amounts and Annual Maintenance Fee due and unpaid during the Grace Period, and
(2) keep the Contract in force for three months after the date of reinstatement. The Specified Amount upon reinstatement cannot exceed the Specified Amount of the Contract at its lapse. The Account Value on the reinstatement date will reflect the Account Value at the time of termination of the Contract plus the premiums paid at the time of reinstatement. Withdrawal charges and due and unpaid premium tax charges, Cost of Insurance, and Tax Expense Charges will continue to be based on the original Contract Date.

CANCELLATION AND EXCHANGE RIGHTS

A Contract Owner has a limited right to return a Contract for cancellation. If the Contract is returned for cancellation by mail or personal delivery to the Company or to the Account Executive who sold the Contract within 10 days after delivery of the Contract to the Contract Owner (a longer free-look period is provided in certain states), the Company will return to the Contract Owner within 7 days the sum of (1) the Account Value on the date the returned Contract is received by the Company or its agent; and (2) any deductions under the Contract or by the Fund for taxes, charges or fees. Some states may require the Company to return the premiums paid for the returned Contract.

Once the Contract is in effect, it may be exchanged during the first 24 months after its issuance for a non-variable permanent life insurance contract offered by the Company on the life of the Insured. The Company reserves the right to make available a permanent life insurance contract offered by the

Company's account or any affiliated company without evidence of insurability. The amount at risk to the Company (i.e., the difference between the Death Benefit and the Account Value) under the new contract will be equal to or less than the amount at risk to the Company under the exchanged Contract on the date of exchange. Premiums under the new Contract will be based on the same risk classification as the exchanged Contract. The exchange is subject to adjustments in premiums and Account Value to reflect any variance between the exchanged Contract and the new contract. The Company reserves the right to make such a contract available that is offered by the Company's parent or by any affiliate of the Company.

CONFINEMENT WAIVER BENEFIT

Under the terms of an amendatory endorsement to the Contract, the Company will waive any Withdrawal Charges on Partial Withdrawals and surrenders of the Contract requested while the Insured is confined to a qualified long-term care facility or hospital for a period of more than 90 consecutive days beginning 30 days or more after the Issue Date, or within 90 days after the Insured is discharged from such confinement. The confinement must have been prescribed by a licensed medical doctor or a licensed doctor of osteopathy, operating within the scope of his or her license, and must be medically necessary. The prescribing doctor may not be the Insured, the Contract Owner, or any spouse, child, parent, grandchild, grandparent, sibling or in-law of the Contract Owner. "Medically necessary" means appropriate and consistent with the diagnosis and which could not have been omitted without adversely affecting the Insured's condition. The confinement waiver benefit may not be available in all states. The Company reserves the right to discontinue the offering of the confinement waiver benefit amendatory endorsement upon the purchase of a new contract.

SUSPENSION OF VALUATION, PAYMENTS AND TRANSFERS

The Company will suspend all procedures requiring valuation of the Variable Account (including transfers, surrenders and loans) on any day the New York Stock Exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Commission has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

LAST SURVIVOR CONTRACTS

The Contracts are offered on a single life and "last survivor" basis. Contracts sold on a last survivor basis operate in a manner almost identical to the single life version. The most important difference is that the last survivor version involves two Insureds and the Proceeds are paid only on the death of the last surviving Insured. The other significant differences between the last survivor and single life versions are listed below:

        1. Last survivor Contracts are offered for prospective insured persons age 18-85.

        2. The cost of insurance charges under the last survivor Contracts are determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the Death Benefit is not payable until the death of the second Insured. See the last survivor illustrations in "Appendix A," page A-1.

        3. To qualify for simplified underwriting under a last survivor Contract, both Insureds must meet the simplified underwriting standards.

        4. For a last survivor Contract to be reinstated, both Insureds must be alive on the date of reinstatement.

        5. The Contract provisions regarding misstatement of age or sex, suicide and incontestability apply to either Insured.

        6. The Accelerated Death Benefit provision is only available upon terminal illness of the last survivor.

        7. The Confinement Waiver Benefit is available upon confinement of either insured.

OTHER MATTERS
------------------------------------------------------------------------------

VOTING RIGHTS

In accordance with its view of presently applicable law, the Company will vote the shares of the Fund at regular and special meetings of the shareholders of the Fund in accordance with instructions from Contract Owners (or the assignee of the Contract, as the case may be) having a voting interest in the Variable Account. The number of shares of a Fund Portfolio held in a Variable Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in that Variable Sub-Account by the per share net asset value of the corresponding Fund Portfolio. The Company will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (i.e., shares owned by the Company) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if the Company's present interpretation should change and, as a result, the Company determines it is permitted to vote the shares of the Fund in its own right, it may elect to do so.

The voting interests of the Contract Owner (or the assignee) in the Fund will be determined as follows: Contract Owners are entitled to give voting instructions to the Company with respect to Fund Portfolio shares attributable to them as described above, determined on the record date for the shareholder meeting for the Fund. Therefore, if a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan (see "Contract Benefits and Rights--Contract Loans," page ) will not be considered in determining the voting interests of the Contract Owner. Contract Owners should review the prospectus for the Fund which accompanies this prospectus to determine matters on which Fund shareholders may vote.

The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of the Fund or to approve or disapprove an investment advisory contract for the Fund.

In addition, the Company itself may disregard voting instructions in favor of changes initiated by Contract Owners in the investment objectives or the investment adviser of the Fund if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS

The Company will maintain all records relating to the Variable Account and the Variable Sub-Accounts. At least once each Contract Year, the Company will send to each Contract Owner a statement showing the Coverage Amount and the Account Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Variable Sub-Account and the corresponding Accumulation Unit Value), and any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premium paid, and Monthly Deduction Amounts under the Contract since the last statement, and any other information required by any applicable law or regulation.

LIMIT ON RIGHT TO CONTEST

The Company may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Contract Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Specified Amount for which evidence of insurability was obtained is contestable for 2 years from its effective date. In addition, if the Insured dies by suicide while sane or self destruction while insane in the two-year period after the Contract Date, or such period as specified in state law, the benefit payable will be limited to the premiums paid less any Indebtedness and partial withdrawals. If the Insured dies by suicide while sane or self-destruction while insane in the two-year period following an increase in the Specified Amount, the benefit payable with respect to the increase will be limited to the additional premium paid for such increase, less any Indebtedness and partial withdrawals.

MISSTATEMENT AS TO AGE AND SEX

If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Contract.

PAYMENT OPTIONS

The surrender proceeds or Death Benefit Proceeds under the Contracts may be paid in a lump sum or may be applied to one of the Company's Income Plans. If the amount to be applied to an Income Plan is less than $3,000 or if it would result in an initial income payment of less than $20, the Company may require that the frequency of income payments be decreased such that the income payments are greater than $20 each, or it may elect to pay the amount in a lump sum. No surrender or partial withdrawals are permitted after payments under an Income Plan commence.

We will pay interest on the Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the Proceeds are not subject to the investment experience of the Variable Account.

The Income Plans are fixed annuities payable from the Company's general account. They do not reflect the investment experience of the Variable Account. Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate to be determined by the Company which is no less than the rate specified in the fixed payment annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity. The Company may require proof of age and gender of the payee (and joint payee, if applicable) before payments begin. The Company may also require proof that such person(s) are living before it makes each payment.

The following options are available under the Contracts (the Company may offer other payment options):

INCOME PLAN 1--LIFE INCOME WITH GUARANTEED PAYMENTS

The Company will make payments for as long as the payee lives. If the payee dies before the selected number of guaranteed payments have been made, the Company will continue to pay the remainder of the guaranteed payments.

INCOME PLAN 2--JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS

The Company will make payments for as long as either the payee or Joint payee, named at the time of Income Plan selection, is living. If both the payee and the Joint payee die before the selected number of guaranteed payments have been made, the Company will continue to pay the remainder of the guaranteed payments.

The Company will make any other arrangements for income payments as may be agreed on.

BENEFICIARY

The applicant names the beneficiary in the application for the Contract. The Contract Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to the Company. If no beneficiary is living when the Insured dies, the Proceeds will be paid to the Contract Owner if living; otherwise to the Contract Owner's estate.

ASSIGNMENT

Unless required by state law, the Contract may not be assigned as collateral for a loan or other obligation.

DIVIDENDS

No dividends will be paid under the Contracts.

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY
------------------------------------------------------------------------------

The directors and executive officers of the Company are listed below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations).

LOUIS G. LOWER, II, 52, Chief Executive Officer and Chairman of the Board
(1995)*

Also Director (1986-Present) and Senior Vice President (1995-Present) of Allstate Insurance Company; Director (1991-Present) of Allstate Life Financial Services, Inc.; Director (1986-Present) and President (1990-Present) Allstate Life Insurance Company; Director (1983-Present) and Chairman of the Board (1990-Present) of Allstate Life Insurance Company of New York; Chairman of the Board of Directors and Chief Executive Officer (1995-Present), Chairman of the Board of Directors and President (1990-1995) of Glenbrook Life Insurance Company; Director (1992-Present), Chairman of the Board of Directors and Chief Executive Officer (1995-Present) of Glenbrook Life and Annuity Company; Director and Chairman of the Board (1995-Present) of Laughlin Group Holdings, Inc.; Director and Chairman of the Board of Directors and Chief Executive Officer (1989-Present) Lincoln Benefit Life Company; Chairman of the Board of Directors and Chief Executive Officer (1995-Present) Surety Life Insurance Company; and Trustee (1991-Present) and Vice President (1995-Present) The Allstate Foundation.

PETER H. HECKMAN, 52, President, Chief Operating Officer and Director (1996)*

Also Director and Vice President (1988-Present) of Allstate Life Insurance Company; Director (1990-1996), Vice President (1989-Present), Allstate Life Insurance Company of New York; Director (1991-1993) of Allstate Life Financial Services, Inc.; Director (1990-Present), President and Chief Operating Officer (1996-Present), and Vice President (1990-1996), Glenbrook Life Insurance Company; Director (1992-Present) President and Chief Operating Officer (1996-Present), and was Vice President (1995-1996), Glenbrook Life and Annuity Company; Director (1995-Present) and Vice Chairman of the Board (1996-Present) Laughlin Group Holdings, Inc.; Director (1990-Present) and Vice Chairman of the Board (1996-Present) Lincoln Benefit Life Company; and Director (1995-Present) and Vice Chairman of the Board (1996-Present) Surety Life Insurance Company.

MICHAEL J. VELOTTA, 51, Vice President, Secretary, General Counsel, and Director
(1992)*

Also Director and Secretary (1993 - Present) of Allstate Life Financial Services, Inc.; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Allstate Life Insurance Company; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Allstate Life Insurance Company of New York; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Glenbrook Life Insurance Company; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Glenbrook Life and Annuity Company; Director and Secretary (1995-Present) Laughlin Group Holdings, Inc.; Director (1992- Present) and Assistant Secretary (1995-Present) Lincoln Benefit Life Company; and Director and Assistant Secretary (1995-Present) Surety Life Insurance Company.

JOHN R. HUNTER, 42, Director (1996)*

Also Assistant Vice President (1990-Present) Allstate Life Insurance Company; Assistant Vice President (1996-Present) Allstate Life Insurance Company of New York; Director (1996-Present) Glenbrook Life Insurance Company; and Director (1996-Present) and Senior Vice President -Product Management (1995-Present) Glenbrook Life and Annuity Company.

MARLA G. FRIEDMAN, 43, Vice President (1996)*

Also Director (1991-Present) and Vice President (1988-Present) Allstate Life Insurance Company;

Director (1993-1996) Allstate Life Financial Services, Inc.; Assistant Vice President (1996-Present) Allstate Life Insurance Company of New York; Director (1995-1996) Allstate Settlement Corporation; Director (1991-1996), President and Chief Operating Officer (1995-1996) and Vice President (1990-1995) and (1996-Present) Glenbrook Life Insurance Company; Director (1992-1996), President and Chief Operating Officer (1995-1996) and Vice President (1992-1995) and (1996-Present) Glenbrook Life and Annuity Company; and Director and Vice Chairman of the Board (1995-1996) Laughlin Group Holdings, Inc.

KAREN C. GARDNER, 44, Vice President (1996)*

Vice President (1996 - Present) Allstate Insurance Company; Vice President (1996
- Present) Allstate Life Insurance Company; Vice President (1996 - Present) Allstate Life Insurance Company of New York; Vice President (1996 - Present) Glenbrook Life Insurance Company; Vice President (1996 Present) Laughlin Group Holdings, Inc.; Assistant Vice President (1996 - Present) Lincoln Benefit Life Company; Vice President (1996 - Present) Northbrook Life Insurance Company; Assistant Vice President (1996 - Present) Surety Life Insurance Company. Prior to 1996 she was a Partner (1975-1996) Ernst & Young LLP.

KEVIN R. SLAWIN, 39, Director and Vice President (1996)*

Also Assistant Vice President and Assistant Treasurer (1995-1996) Allstate Insurance Company; Director (1996-Present) and Assistant Treasurer (1995-1996) Allstate Financial Services, Inc.; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Allstate Life Insurance Company; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Allstate Life Insurance Company of New York; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Glenbrook Life Insurance Company; Vice President (1996-Present) and Assistant Treasurer (1995-1996) Glenbrook Life and Annuity Company; Director (1996-Present) and Assistant Treasurer (1995-1996) Laughlin Group Holdings, Inc.; Director (1996-Present) Lincoln Benefit Life Company; Director (1996- Present) Surety Life Insurance Company; Assistant Treasurer and Director (1994-1995) Sears Roebuck and Company; and Treasurer and First Vice President (1986-1994) Sears Mortgage Corporation.

CASEY J. SYLLA, 54, Chief Investment Officer and Director (1995)*

Also Director (1995 - Present ) Senior Vice President and Chief Investment Officer (1995 - Present) Allstate Insurance Company; Director (1995 - Present) Chief Investment Officer (1995 - Present) Allstate Life Insurance Company; Chief Investment Officer (1995 - Present) Allstate Life Insurance Company of New York; Chief Investment Officer (1995 - Present) Glenbrook Life Insurance Company; Chief Investment Officer (1995 - Present) Glenbrook Life and Annuity Company; Prior to 1995 he was Senior Vice President and Executive Officer - Investments (1992-1995) of Northwestern Mutual Life Insurance Company.

JAMES P. ZILS, 46, Treasurer (1995)*

Also Vice President and Treasurer (1995 - Present) Allstate Insurance Company; Treasurer (1995 Present) Allstate Life Financial Services, Inc.; Treasurer (1995
- Present) Allstate Life Insurance Company; Treasurer (1995 - Present) Allstate Life Insurance Company of New York; Treasurer (1995 -

Present) Glenbrook Life Insurance Company; Treasurer (1995 - Present) Glenbrook Life and Annuity Company; and Treasurer (1995 - Present) Laughlin Group Holdings, Inc. From 1995 to 1993 he was Vice President of Allstate Life Insurance Company. Prior to 1993 he held various management positions.
------------------------
*Date elected to current office

DISTRIBUTION OF THE CONTRACTS
-------------------------------------------------------------------------------

The Contracts will be distributed exclusively by Dean Witter which serves as the principal underwriter of the Contracts under a general agency agreement with the Company.

Dean Witter is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("Dean Witter Discover"). Dean Witter is located at Two World Trade Center, New York, New York. Dean Witter is a member of the New York Stock Exchange and the National Association of Securities Dealers.

The Company may pay up to a maximum sales commission of 6.75%. Dean Witter will pay annually to its Account Executives from its profits, an amount equal to .10% of the net assets of the Variable Account attributable to the Contracts. In addition, sale of the Contract may count toward incentive program awards for the Account Executive.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS
------------------------------------------------------------------------------

The assets of the Variable Account are held by the Company. The assets of the Variable Account are kept physically segregated and held separate and apart from the General Account of the Company. The Company maintains records of all purchases and redemptions of shares of the Fund.

FEDERAL TAX MATTERS
------------------------------------------------------------------------------

INTRODUCTION

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. THE COMPANY MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT. Federal, state, local and other tax consequences of ownership or purchase of a life insurance contract depend upon the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.

TAXATION OF THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from the Company and its operations form a part of the Company, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Variable Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts. Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Variable Account, then the Company may impose a charge against the Variable Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

TAXATION OF CONTRACT BENEFITS

In order to qualify as a life insurance contract for federal income tax purposes, the Contract must meet the definition of a life insurance contract set forth in Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a contract that is treated as life insurance. The manner in which Section 7702 should be applied to certain features of the Contract offered in this prospectus is not directly addressed in Section 7702. Nevertheless, the Company believes that the Contact will meet the Section 7702 definition of a life insurance contract. This means that:

    - the death benefit should be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code; and

    - the Contract Owner should not be considered in constructive receipt of the Cash Value of the Contract, including any increases, until actual cancellation of the Contract

In addition, in the absence of final regulations or other pertinent interpretations of Section 7702, there is necessarily some uncertainty as to whether a substandard risk Contract will meet the statutory life insurance contract definition. If a Contract were determined not to be a life insurance contract for purposes of Section 7702, such Contract would not provide most of the tax advantages normally provided by a life insurance contract. The Company reserves the right to amend the Contracts to comply with any future changes in the Code, any regulations or rulings under the Code and any other requirements imposed by the Internal Revenue Service.

If you own and are the Insured under the Contract, the Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. If the beneficiary is other than your estate but you retained incidents of ownership in the Contract, the Death Benefit will also be included in your gross estate. Examples of incidents of ownership include, but are not limited to, the right to change beneficiaries, to assign the Contract or revoke an assignment, to pledge the Contract or to obtain a policy loan. If you own and are the Insured under the Contract and you transfer all incidents of ownership in the Contract, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance tax consequences may also apply. In addition, certain transfers of the Contract or Death Benefit, either during life or at death, to individuals (or trusts for the benefit of such individuals) two or more generations below that of the transferor may be subject to the federal generation skipping transfer tax.

In addition, the Contract may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

MODIFIED ENDOWMENT CONTRACTS

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Contract (which is equal to 100% of the "Guideline Single Premium" as defined in Section 7702 of the Code) does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Contract will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange of a life insurance contract that is not a modified endowment contract will not cause the new contract to be a modified endowment contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance contract that is a modified endowment contract for a new life insurance contract will always cause the new contract to be a modified endowment contract. A contract that is classified as a modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. Accordingly, the death benefit is excluded from income and increments in value are not subject to current taxation. If a person receives any amount as a policy loan from a modified endowment contract, or assigns or pledges any part of the value of the contract, such amount is treated as a distribution. Unlike other life insurance contracts, distributions received before the insured's death are treated first as income (to the extent of gain) and then as recovery of investment in the contract. Any amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions:
(1) distributions made on or after the date on which the taxpayer attains age 59 12; (2) distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) any distribution that is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.

DIVERSIFICATION REQUIREMENTS

For a Contract to be treated as a variable life insurance contract for federal tax purposes, the investments in the Variable Account must be "adequately diversified" in accordance with the standards provided in the Treasury regulations. If the investments in the Variable Account are not adequately diversified, then the Contract will not be treated as a variable life insurance contract for federal income tax purposes and the Owner will be taxed on the excess of the Contract Value over the investment in the Contract. Although the Company does not have control over the Funds or their investments, the Company expects the Funds to meet the diversification requirements.

OWNERSHIP TREATMENT

In connection with the issuance of the regulations on the adequate diversification standards, the Department of the Treasury announced that the regulations do not provide guidance concerning the extent to which contract owners may direct their investments among sub-accounts of a Variable Account. The Internal Revenue Service has previously stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that guidance would be issued in the future regarding the extent that owners could direct their investments among sub-accounts without being treated as owners of the underlying assets of the Variable Account. As of the date of this prospectus, no such guidance has been issued.

The ownership rights under this contract are similar to, but different in certain respects from, those described by the service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of this contract has the choice of more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the contract owner being treated as the owner of the Variable Account. In those circumstances, income and gain from the Variable Account assets would be includible in the Contract Owner's gross income. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. It is possible that Treasury Department's position, when announced, may adversely affect the tax treatment of existing contracts. The Company, therefore, reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of the assets of the Variable Account. However, the Company makes no guarantee that such modification to the contract will be successful.

POLICY LOAN INTEREST

Interest paid on loans against a Contract is generally not deductible.

ADDITIONAL INFORMATION ABOUT THE COMPANY
------------------------------------------------------------------------------

The Company also acts as the sponsor for two other of its separate accounts that are registered investment companies: Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II. The officers and employees of the Company are covered by a fidelity bond in the amount of $5,000,000. No person beneficially owns more than 5% of the outstanding voting stock of The Allstate Corporation, of which the Company is an indirect wholly-owned subsidiary.

LEGAL PROCEEDINGS
------------------------------------------------------------------------------

From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate the ultimate liability arising from such pending or threatened litigation to have a material effect on the financial condition of the Company or the Variable Account.

LEGAL MATTERS
------------------------------------------------------------------------------

Sutherland, Asbill & Brennan, L.L.P., of Washington, D.C., has provided advice on certain legal matters relating to the federal securities laws applicable to the issue and sale of the Contracts. All matters of Illinois law pertaining to the Contracts, including the validity of the Contracts and the Company's right to issue such Contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of the Company.

REGISTRATION STATEMENT
-------------------------------------------------------------------------------

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Variable Account, the Fund, the Company, and the Contracts.

EXPERTS
-------------------------------------------------------------------------------

The financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, Two Prudential Plaza, 180 North Stetson Avenue, Chicago, IL 60601-6779, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The hypothetical Contract illustrations included in this Prospectus have been approved by Diana Montigney, FSA, Allstate Life Insurance Company, and are included in reliance upon her opinion as to their reasonableness.


FINANCIAL INFORMATION
-------------------------------------------------------------------------------

Financial statements for the Variable Account are not included herein because, as of the date of this Prospectus, sales of the Contracts had not commenced and the Variable Account therefore had no assets. The financial statements for the Company appearing immediately below should be considered as bearing only on the ability of the Company to fulfill its obligations under the Contracts. They do not relate to the investment performance of the Variable Account.

                         INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
NORTHBROOK LIFE INSURANCE COMPANY:

  We have audited the accompanying Statements of Financial Position of Northbrook Life Insurance Company (the "Company") as of December 31, 1996 and 1995, and the related Statements of Operations, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1996. Our audits also included Schedule IV--Reinsurance. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Northbrook Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, Schedule IV--Reinsurance, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 21, 1997

                       NORTHBROOK LIFE INSURANCE COMPANY

                        STATEMENTS OF FINANCIAL POSITION

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1996       1995
                                                          ---------- ----------
                                ($ IN THOUSANDS)
ASSETS
  Investments
    Fixed income securities, at fair value (amortized
     cost $65,500 and $59,142)........................... $   67,479 $   63,229
    Short-term...........................................      6,590      8,049
                                                          ---------- ----------
      Total investments..................................     74,069     71,278
  Reinsurance recoverable from Allstate Life Insurance
   Company...............................................  2,480,034  2,636,981
  Cash...................................................        --          87
  Net receivable from Allstate Life Insurance Company....      4,505      6,183
  Other assets...........................................      2,639      2,164
  Separate Accounts......................................  4,354,783  3,354,910
                                                          ---------- ----------
      Total assets....................................... $6,916,030 $6,071,603
                                                          ========== ==========
LIABILITIES
  Reserve for life-contingent contract benefits..........  $ 143,346  $ 139,509
  Contractholder funds...................................  2,336,296  2,497,278
  Income taxes payable...................................        814        233
  Deferred income taxes..................................      2,085      2,798
  Separate Accounts......................................  4,354,783  3,354,910
                                                          ---------- ----------
      Total liabilities..................................  6,837,324  5,994,728
                                                          ---------- ----------
SHAREHOLDER'S EQUITY
  Common stock, $100 par value, 25,000 shares authorized,
   issued and outstanding................................      2,500      2,500
  Additional capital paid-in.............................     56,600     56,600
  Unrealized net capital gains...........................      1,286      2,657
  Retained income........................................     18,320     15,118
                                                          ---------- ----------
      Total shareholder's equity.........................     78,706     76,875
                                                          ---------- ----------
      Total liabilities and shareholder's equity......... $6,916,030 $6,071,603
                                                          ========== ==========

                       See notes to financial statements.

                       NORTHBROOK LIFE INSURANCE COMPANY

                            STATEMENTS OF OPERATIONS

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                           1996    1995   1994
                                                          ------  ------ ------
                                ($ IN THOUSANDS)
Revenues
  Net investment income.................................. $4,888  $4,782 $2,881
  Realized capital gains and losses......................    (20)     67   (193)
                                                          ------  ------ ------
Income before income tax expense.........................  4,868   4,849  2,688
Income tax expense.......................................  1,666   1,686    955
                                                          ------  ------ ------
Net income............................................... $3,202  $3,163 $1,733
                                                          ======  ====== ======




                       See notes to financial statements.

                       NORTHBROOK LIFE INSURANCE COMPANY

                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                       YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
                                ($ IN THOUSANDS)
Common stock......................................... $ 2,500  $ 2,500  $ 2,500
                                                      -------  -------  -------
Additional capital paid-in
  Balance, beginning of year.........................  56,600   56,600   31,600
  Capital contribution...............................     --       --    25,000
                                                      -------  -------  -------
  Balance, end of year...............................  56,600   56,600   56,600
                                                      -------  -------  -------
Unrealized net capital gains
  Balance, beginning of year.........................   2,657   (1,553)     747
  Net (decrease) increase............................  (1,371)   4,210   (2,300)
                                                      -------  -------  -------
  Balance, end of year...............................   1,286    2,657   (1,553)
                                                      -------  -------  -------
Retained income
  Balance, beginning of year.........................  15,118   11,955   10,222
  Net income.........................................   3,202    3,163    1,733
                                                      -------  -------  -------
  Balance, end of year...............................  18,320   15,118   11,955
                                                      -------  -------  -------
    Total shareholder's equity....................... $78,706  $76,875  $69,502
                                                      =======  =======  =======



                       See notes to financial statements.

                       NORTHBROOK LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS

                                                       YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1996     1995    1994
                                                      -------  ------  -------
                                ($ IN THOUSANDS)
Cash flows from operating activities
  Net income......................................... $ 3,202  $3,163  $ 1,733
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities
    Amortization and other non-cash items............     782     903      640
    Realized capital losses (gains)..................      20     (67)     193
    (Decrease) increase in life-contingent contract
     benefits and contractholder funds...............    (198)    113      (58)
    Change in deferred income taxes..................      24     608     (114)
    Changes in other operating assets and
     liabilities.....................................     864  (2,705)  (3,835)
                                                      -------  ------  -------
      Net cash provided by (used in) operating
       activities....................................   4,694   2,015   (1,441)
                                                      -------  ------  -------
Cash flows from investing activities
  Fixed income securities
    Proceeds from sales..............................   3,522   5,423    1,256
    Investment collections...........................   5,770   7,108    7,626
    Investment purchases............................. (15,532) (9,843) (36,071)
  Change in short-term investments, net..............   1,459  (4,675)   3,475
                                                      -------  ------  -------
      Net cash used in investing activities..........  (4,781) (1,987) (23,714)
                                                      -------  ------  -------
Cash flows from financing activities
  Capital contribution...............................     --      --    25,000
                                                      -------  ------  -------
      Net cash provided by financing activities......     --      --    25,000
                                                      -------  ------  -------
Net (decrease) increase in cash......................     (87)     28     (155)
Cash at beginning of year............................      87      59      214
                                                      -------  ------  -------
Cash at end of year.................................. $   --   $   87  $    59
                                                      =======  ======  =======

                       See notes to financial statements.

                       NORTHBROOK LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                                ($ IN THOUSANDS)


1. GENERAL

 BASIS OF PRESENTATION

  The accompanying financial statements include the accounts of Northbrook Life Insurance Company (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). On June 30, 1995, Sears, Roebuck and Co. ("Sears") distributed its 80.3% ownership in the Corporation to Sears common shareholders through a tax-free dividend (the "Distribution"). These financial statements have been prepared in conformity with generally accepted accounting principles.

  To conform with the 1996 presentation, certain items in the prior years' financial statements and notes have been reclassified.

 NATURE OF OPERATIONS

  The Company markets life insurance contracts and various annuity products in the United States through Dean Witter Reynolds Inc. ("Dean Witter") (see Note
4), a wholly owned subsidiary of Dean Witter, Discover & Co. ("Dean Witter Discover"). Life insurance contracts sold by the Company include universal life and other interest-sensitive life products. Annuities include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities.

  Annuity and life insurance contracts issued by the Company are subject to discretionary withdrawal or surrender by the contractholder, subject to applicable surrender charges. These contracts are reinsured with ALIC (see Note
3), which invests premiums and deposits to create cash flows that will fund future benefits and expenses. In order to support competitive credited rates, ALIC adheres to a basic philosophy of matching assets with related liabilities to limit interest rate risk, while maintaining adequate liquidity and a prudent and diversified level of credit risk.

  The Company monitors economic and regulatory developments which have the potential to impact its business. There continues to be proposed federal legislation and regulation which would allow banks greater participation in securities and insurance businesses, which could present an increased level of competition for sales of the Company's annuity contracts. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the market for these products.

  The Company is authorized to sell life and annuity products in all states except New York, as well as the District of Columbia and Puerto Rico. The top geographic locations for statutory premiums earned are California, Florida, Texas and Pennsylvania for the year ended December 31, 1996. No other jurisdiction accounted for more than 5% of statutory premiums. All premiums and contract charges are ceded to ALIC under reinsurance agreements.

                       NORTHBROOK LIFE INSURANCE COMPANY

                                ($ IN THOUSANDS)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 INVESTMENTS

  Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses.

  Short-term investments are carried at cost which approximates fair value.

  Investment income consists primarily of interest, which is recognized on an accrual basis. Interest income on mortgage-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

 RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES

  Revenues on interest-sensitive life insurance contracts are comprised of contract charges and fees, and are recognized when assessed against the policyholder account balance. Revenues on annuities, which are considered investment contracts, include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balances.

 REINSURANCE

  The Company and ALIC have reinsurance agreements under which all premiums and deposits are transferred to ALIC. Premiums, contract charges, credited interest and policy benefits are ceded and reflected net of such cessions in the statements of operations. The amounts shown in the Company's statements of operations relate to the investment of those assets of the Company that are not transferred to ALIC under reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

 INCOME TAXES

  The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities and the enacted tax regulations. Deferred income taxes also arise from unrealized capital gains or losses on fixed income securities carried at fair value.

                       NORTHBROOK LIFE INSURANCE COMPANY

                                ($ IN THOUSANDS)


 SEPARATE ACCOUNTS

  The Company issues flexible premium deferred variable annuity contracts, the assets and liabilities of which are legally segregated and reflected in the accompanying statements of financial position as assets and liabilities of the Separate Accounts. Assets and liabilities of the Separate Accounts represent funds of Northbrook Variable Annuity Account and Northbrook Variable Annuity Account II ("Separate Accounts"), unit investment trusts registered with the Securities and Exchange Commission.

  The assets of the Separate Accounts are carried at fair value. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and, therefore, are not included in the Company's statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance fees, administration fees and mortality and expense risk charges, which are ceded to ALIC.

 RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS

  The reserve for life-contingent contract benefits, which relates to structured settlement annuities and supplemental contracts with life contingencies, is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Reserve interest rates ranged from 3.96% to 11.00% during 1996.

 CONTRACTHOLDER FUNDS

  Contractholder funds arise from the issuance of individual or group contracts that include an investment component, including most annuities and interest-sensitive life insurance contracts. Payments received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. During 1996, credited interest rates on contractholder funds ranged from 3.10% to 9.51% for those contracts with fixed interest rates and from 3.25% to 7.86% for those with flexible rates.

 USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       NORTHBROOK LIFE INSURANCE COMPANY

                                ($ IN THOUSANDS)


3. RELATED PARTY TRANSACTIONS

 REINSURANCE

  Premiums and contract charges ceded to ALIC were $3,024 and $60,744 in 1996, $2,284 and $52,348 in 1995, and $1,886 and $38,306 in 1994. Credited interest, policy benefits and expenses ceded to ALIC amounted to $207,752, $229,525 and $243,326 in 1996, 1995 and 1994, respectively. Investment income earned on the assets which support contractholder funds is not included in the Company's financial statements as those assets are owned and managed by ALIC under the terms of reinsurance agreements.

 BUSINESS OPERATIONS

  The Company utilizes services and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC for the operating expenses incurred by AIC on behalf of the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. Operating expenses, including compensation and retirement and other benefit programs allocated to the Company were $8,074, $5,341 and $5,483 in 1996, 1995 and 1994, respectively. Of these costs, the Company retains investment related expenses. All other costs are ceded to ALIC under reinsurance agreements.

4. EXCLUSIVE DISTRIBUTION AGREEMENT

  The Company and ALIC have formed a strategic alliance with Dean Witter to develop, market and distribute proprietary annuity and life insurance products through Dean Witter account executives. Dean Witter provides a portion of the funding for these products through loans to an affiliate of the Company.

  Under the terms of the strategic alliance, which is cancelable by either party, the Company has agreed to use Dean Witter as an exclusive distribution channel for the Company's products. Dean Witter Discover's wholly owned subsidiary, Dean Witter Intercapital Inc., is the investment manager for the Dean Witter Variable Investment Series, the fund in which the assets of the Separate Accounts are invested.

  On February 5, 1997, Dean Witter Discover and Morgan Stanley Group Inc. announced that they had entered into an agreement and plan of merger, with the combined company to be named Morgan Stanley, Dean Witter, Discover & Co. The parties to the merger anticipate that the transaction will close in mid-1997. The Company does not expect the merger to have a significant impact on its business.

                       NORTHBROOK LIFE INSURANCE COMPANY

                                ($ IN THOUSANDS)


5. INVESTMENTS

 FAIR VALUES

  The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

                                                    GROSS UNREALIZED
                                          AMORTIZED ------------------   FAIR
AT DECEMBER 31, 1996                        COST     GAINS   (LOSSES)    VALUE
--------------------                      ---------  -----   ---------  -------
U.S. government and agencies.............  $ 8,629  $    193  $   (54)  $ 8,768
Municipal................................      873        48      --        921
Corporate................................   16,902       260      (69)   17,093
Mortgage-backed securities...............   39,096     1,883     (282)   40,697
                                           -------  --------  -------   -------
    Total fixed income securities........  $65,500  $  2,384  $  (405)  $67,479
                                           =======  ========  =======   =======
AT DECEMBER 31, 1995
--------------------
U.S. government and agencies.............  $ 8,619  $    880  $   --    $ 9,499
Municipal................................    1,583        83      --      1,666
Corporate................................    4,967       349      --      5,316
Mortgage-backed securities...............   43,973     3,003     (228)   46,748
                                           -------  --------  -------   -------
    Total fixed income securities........  $59,142  $  4,315  $  (228)  $63,229
                                           =======  ========  =======   =======

 SCHEDULED MATURITIES

  The scheduled maturities for fixed income securities are as follows at December 31, 1996:

                                                              AMORTIZED  FAIR
                                                                COST     VALUE
                                                              --------- -------
      Due in one year or less................................  $    60  $    60
      Due after one year through five years..................    3,416    3,525
      Due after five years through ten years.................   15,706   15,958
      Due after ten years....................................    7,222    7,239
                                                               -------  -------
                                                                26,404   26,782
      Mortgage-backed securities.............................   39,096   40,697
                                                               -------  -------
          Total..............................................  $65,500  $67,479
                                                               =======  =======

  Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

                       NORTHBROOK LIFE INSURANCE COMPANY

                               ($ IN THOUSANDS)


 NET INVESTMENT INCOME

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                            1996   1995   1994
                                                           ------ ------ ------
      Fixed income securities............................. $4,675 $4,633 $2,735
      Short-term..........................................    390    215    192
                                                           ------ ------ ------
        Investment income, before expense.................  5,065  4,848  2,927
        Investment expense................................    177     66     46
                                                           ------ ------ ------
        Net investment income............................. $4,888 $4,782 $2,881
                                                           ====== ====== ======

 REALIZED CAPITAL GAINS AND LOSSES

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                       1996     1995      1994
                                                      -------  -------  --------
      Fixed income securities........................ $   (20)    $67   $   (193)
      Income tax benefit (expense)...................       7     (23)        68
                                                      -------  ------   --------
      Realized capital losses and gains, after tax... $   (13) $   44   $   (125)
                                                      =======  ======   ========

 PROCEEDS FROM SALES OF FIXED INCOME SECURITIES

  Proceeds from sales of investments in fixed income securities were $3,522, $5,423 and $1,256 in 1996, 1995 and 1994, respectively. Gross losses of $32 and $179 were realized on sales of fixed income securities during 1996 and 1994, respectively, and gross gains of $67 were recognized during 1995.

 UNREALIZED NET CAPITAL GAINS

  Unrealized net capital gains on fixed income securities included in shareholder's equity at December 31, 1996 are as follows:

                                                   COST/       FAIR   UNREALIZED
                                               AMORTIZED COST  VALUE  NET GAINS
                                               -------------- ------- ----------
      Fixed income securities.................    $65,500     $67,479   $1,979
                                                  =======     =======
      Deferred income taxes...................                            (693)
                                                                        ------
      Unrealized net capital gains............                          $1,286
                                                                        ======

                       NORTHBROOK LIFE INSURANCE COMPANY

                                ($ IN THOUSANDS)


 CHANGE IN UNREALIZED NET CAPITAL GAINS

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1996     1995    1994
                                                      -------  ------  -------
      Fixed income securities........................ $(2,108) $6,477  $(3,539)
      Deferred income taxes..........................     737  (2,267)   1,239
                                                      -------  ------  -------
      Change in unrealized net capital gains......... $(1,371) $4,210  $(2,300)
                                                      =======  ======  =======

 SECURITIES ON DEPOSIT

  At December 31, 1996, fixed income securities with a carrying value of $7,376 were on deposit with regulatory authorities as required by law.

6. FINANCIAL INSTRUMENTS

  In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's assets (including reinsurance recoverable) and liabilities (including deferred income taxes and reserve for life-contingent contract benefits) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, including accrued investment income and cash, are generally of a short-term nature. It is assumed that their carrying value approximates fair value.

 FINANCIAL ASSETS

                                                 AT DECEMBER 31,
                                    -------------------------------------------
                                            1996                  1995
                                    --------------------- ---------------------
                                     CARRYING     FAIR     CARRYING     FAIR
                                      VALUE      VALUE      VALUE      VALUE
                                    ---------- ---------- ---------- ----------
      Fixed income securities...... $   67,479 $   67,479 $   63,229 $   63,229
      Short-term investments.......      6,590      6,590      8,049      8,049
      Separate Accounts............  4,354,783  4,354,783  3,354,910  3,354,910

  Fair values for fixed income securities are based on quoted market prices. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value approximates fair value. Assets of the Separate Accounts are carried in the statements of financial position at fair value.

                       NORTHBROOK LIFE INSURANCE COMPANY

                                ($ IN THOUSANDS)


 FINANCIAL LIABILITIES

                                                AT DECEMBER 31,
                                   -------------------------------------------
                                           1996                  1995
                                   --------------------- ---------------------
                                    CARRYING     FAIR     CARRYING     FAIR
                                     VALUE      VALUE      VALUE      VALUE
                                   ---------- ---------- ---------- ----------
      Contractholder funds on
       investment contracts....... $2,143,482 $2,118,583 $2,294,536 $2,274,053
      Separate Accounts...........  4,354,783  4,354,783  3,354,910  3,354,910

  The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Account liabilities are carried at the fair value of the underlying assets.

 7. INCOME TAXES

  Consolidated federal income tax returns are filed by the Corporation and its eligible subsidiaries, including the Company. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities.

  Prior to the Distribution, the Corporation and all of its domestic subsidiaries, including the Company (the "Allstate Group") joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the "Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company, through the Corporation, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this resulted in the Company's annual income tax provision being computed as if the Company filed a separate return, except that items such as net operating losses, capital losses or similar items, which might not be recognized in a separate return, were allocated according to the Tax Sharing Agreement.

  The Allstate Group and Sears Group have entered into an agreement which governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Distribution ("Consolidated Tax Years"). The agreement provides that all Consolidated Tax Years will continue to be governed by the Tax Sharing Agreement with respect to the Company's federal income tax liability.

                       NORTHBROOK LIFE INSURANCE COMPANY

                                ($ IN THOUSANDS)


  The components of the net deferred income tax liability at December 31, 1996 and 1995 are as follows:

                                                               AT DECEMBER 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
      Difference in tax bases of investments................. $(1,392) $(1,368)
      Unrealized net capital gains on fixed income securi-
       ties..................................................    (693)  (1,430)
                                                              -------  -------
          Total deferred liability........................... $(2,085) $(2,798)
                                                              =======  =======

  The components of income tax expense are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                            1996   1995   1994
                                                           ------ ------ ------
      Current............................................. $1,642 $1,078 $1,069
      Deferred............................................     24    608   (114)
                                                           ------ ------ ------
          Total income tax expense........................ $1,666 $1,686 $  955
                                                           ====== ====== ======

  The Company paid income taxes of $2,308, $1,555 and $1,393 in 1996, 1995 and 1994, respectively, to ALIC. The Company had income taxes payable to ALIC of $814 and $233 at December 31, 1996 and 1995, respectively.

8. STATUTORY FINANCIAL INFORMATION

  The following tables reconcile net income and shareholder's equity as reported herein in conformity with generally accepted accounting principles with statutory net income and capital and surplus, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                            NET INCOME
                                                      -----------------------
                                                       YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                       1996    1995     1994
                                                      ------  -------  ------
      Balance per generally accepted accounting
       principles.................................... $3,202  $ 3,163  $1,733
        Deferred income taxes........................     24      608    (114)
        Non-admitted assets and statutory reserves...   (661)  (1,471)    (27)
                                                      ------  -------  ------
      Balance per statutory accounting practices..... $2,565  $ 2,300  $1,592
                                                      ======  =======  ======

                       NORTHBROOK LIFE INSURANCE COMPANY

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

                               ($ IN THOUSANDS)


                                                           SHAREHOLDER'S EQUITY
                                                               AT DECEMBER 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
      Balance per generally accepted accounting principles... $78,706  $76,875
        Deferred income taxes................................   2,085    2,798
        Unrealized gain/loss on fixed income securities......  (1,979)  (4,087)
        Non-admitted assets and statutory reserves...........  (2,503)  (2,001)
        Other................................................  (1,211)    (520)
                                                              -------  -------
      Balance per statutory accounting practices............. $75,098  $73,065
                                                              =======  =======

 PERMITTED STATUTORY ACCOUNTING PRACTICES

  The Company prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Illinois Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus or risk-based capital.

 DIVIDENDS

  The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by insurance companies without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 1997 without prior approval of both the Illinois and California Departments of Insurance is $7,260.

                       NORTHBROOK LIFE INSURANCE COMPANY

                            SCHEDULE IV--REINSURANCE

                                ($ IN THOUSANDS)


                          YEAR ENDED DECEMBER 31, 1996

                                                         GROSS             NET
                                                         AMOUNT   CEDED   AMOUNT
                                                        -------- -------- ------
Life insurance in force................................ $556,242 $556,242  $--
                                                        ======== ========  ====
Premiums and contract charges:
  Life and annuities................................... $ 64,519 $ 64,519  $--
                                                        ======== ========  ====

                          YEAR ENDED DECEMBER 31, 1995

                                                         GROSS             NET
                                                         AMOUNT   CEDED   AMOUNT
                                                        -------- -------- ------
Life insurance in force................................ $610,478 $610,478  $--
                                                        ======== ========  ====
Premiums and contract charges:
  Life and annuities................................... $ 54,632 $ 54,632  $--
                                                        ======== ========  ====

                          YEAR ENDED DECEMBER 31, 1994

                                                         GROSS             NET
                                                         AMOUNT   CEDED   AMOUNT
                                                        -------- -------- ------
Life insurance in force................................ $661,356 $661,356  $--
                                                        ======== ========  ====
Premiums and contract charges:
  Life and annuities................................... $ 40,192 $ 40,192  $--
                                                        ======== ========  ====

                       NORTHBROOK LIFE INSURANCE COMPANY
                              FINANCIAL STATEMENTS
                      FOR THE QUARTER ENDED JUNE 30, 1997


NORTHBROOK LIFE INSURANCE COMPANY

STATEMENTS OF FINANCIAL POSITION


                                                                                June 30,            December 31,
                                                                                   1997                 1996
                                                                                ----------          ------------
($ in thousands)                                                               (Unaudited)
ASSETS
Investments
   Fixed income securities at fair value (amortized
       cost $71,856 and $65,500)                                                $    73,609         $     67,479
   Short-term                                                                         2,039                6,590
                                                                                 ----------           ----------
   Total investments                                                                 75,648               74,069

Reinsurance recoverable from Allstate Life
   Insurance Company                                                              2,387,681            2,480,034
Cash                                                                                     60                    -
Net receivable from Allstate Life Insurance Company                                   3,953                4,505
Other assets                                                                          3,237                2,639
Separate Accounts                                                                 5,097,697            4,354,783
                                                                                 ----------           ----------
          Total assets                                                          $ 7,568,276          $ 6,916,030
                                                                                 ==========           ==========

LIABILITIES
Reserve for life-contingent contract benefits                                   $   144,340          $   143,346
Contractholder funds                                                              2,242,939            2,336,296
Income taxes payable                                                                  1,111                  814
Deferred income taxes                                                                 2,021                2,085
Separate Accounts                                                                 5,097,697            4,354,783
                                                                                 ----------           ----------
          Total liabilities                                                     $ 7,488,108          $ 6,837,324
                                                                                 ----------            ---------

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 25,000 shares
    authorized, issued and outstanding                                                2,500                2,500
Additional capital paid-in                                                           56,600               56,600
Unrealized net capital gains                                                          1,139                1,286
Retained income                                                                      19,929               18,320
                                                                                 ----------           ----------
          Total shareholder's equity                                                 80,168               78,706
                                                                                 ----------           ----------
          Total liabilities and shareholder's equity                             $7,568,276           $6,916,030
                                                                                 ==========           ==========




See notes to financial statements.

NORTHBROOK LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS

                                                             Three Months Ended                  Six Months Ended
                                                                  June 30,                           June 30,
                                                             -------------------                 -----------------
        ($ in thousands)                                  1997               1996             1997             1996
                                                        --------           --------         --------         --------
                                                                                 (Unaudited)

        REVENUES
        Net investment income                            $ 1,256             $ 1,187        $ 2,528           $ 2,407
        Realized capital gains and losses                    (70)                  9            (69)              (22)
                                                         -------             -------        -------           -------

        INCOME BEFORE INCOME TAX
            EXPENSE                                        1,186               1,196          2,459             2,385
        INCOME TAX EXPENSE                                   410                 419            850               835
                                                         -------             -------        -------           -------

        NET INCOME                                       $   776             $   777        $ 1,609           $ 1,550
                                                         =======             =======        =======           =======



See notes to financial statements.

NORTHBROOK LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

                                                                                     Six Months Ended
                                                                                         June 30,
                                                                                    ------------------
($ in thousands)                                                                  1997               1996
                                                                                  ----               ----
                                                                                        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                     $   1,609          $  1,550
Adjustments to reconcile net income to net cash
   provided by operating activities
      Amortization and other non-cash items                                          179               303
      Realized capital gains and losses                                               69                22
      (Decrease) Increase in life-contingent contract benefits
           and contractholder funds                                                  (10)              (50)
      Change in deferred income taxes                                                 16                47
      Changes in other operating assets and liabilities                                5              (112)
                                                                                --------           -------
           Net cash provided by operating activities                               1,868              1,760
                                                                                --------           --------

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed income securities
      Proceeds from sales                                                          1,606              2,320
      Investment collections                                                       2,205              4,510
      Investment purchases                                                       (10,170)           (11,341)
Change in short-term investments, net                                              4,551              2,672
                                                                                --------           --------
           Net cash (used in) provided by investing activities                    (1,808)            (1,839)
                                                                                --------           --------

NET INCREASE (DECREASE) IN CASH                                                       60                (79)
CASH AT BEGINNING OF PERIOD                                                            -                 87
                                                                                --------           ---------
CASH AT END OF PERIOD                                                          $      60          $        8
                                                                                ========           =========




See notes to financial statements.

NORTHBROOK LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
(Unaudited)



1.    BASIS OF PRESENTATION

       The accompanying financial statements include the accounts of Northbrook Life Insurance Company (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation.

       The statements of financial position as of June 30, 1997, the statements of operations for the three-month and six-month periods ended June 30, 1997 and 1996, and the statements of cash flows for the six-month periods ended June 30, 1997 and 1996 are unaudited. The interim financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Northbrook Life Insurance Company Annual Report on Form 10K for 1996. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

2.     REINSURANCE

       The Company and ALIC have reinsurance agreements under which all premiums and deposits are transferred to ALIC. Premiums, contract charges, credited interest and policy benefits are ceded and reflected net of such cessions in the statements of operations. The amounts shown in the Company's statements of operations relate to the investment of those assets of the Company that are not transferred to ALIC under reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

       Premiums and contract charges ceded to ALIC were $258 thousand and $19.1 million for the three-month period ended June 30, 1997, $563 thousand and $14.9 million for the three-month period ended June 30, 1996, $820 thousand and $36.6 million for the six-month period ended June 30, 1997, and $948 thousand and $28.8 million for the six-month period ended June 30, 1996. Credited interest, policy benefits and expenses ceded to ALIC amounted to $49.0 million and $55.4 million for the three-month periods ended June 30, 1997 and 1996, respectively and $101.7 million and $108.8 million for the six-month periods ended June 30, 1997 and 1996, respectively. Investment income earned on the assets which support contractholder funds is not included in the Company's financial statements as those assets are owned and managed by ALIC under the terms of reinsurance agreements.

                              APPENDIX A

       ILLUSTRATIONS OF ACCOUNT VALUES, CASH SURRENDER VALUES,
               DEATH BENEFITS, AND ACCUMULATED PREMIUMS


The tables in Appendix A illustrate the way the Contracts operate. They show how the Death Benefit, Account Value and Cash Surrender Value could vary over an extended period of time assuming hypothetical gross rates of return (investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to annual rates of 0%, 6%, and 12%. The tables are based on an initial premium of $10,000 and also show the initial Death Benefit based on that premium. The insureds are assumed to be in the standard underwriting class. Values are first given based on current Contract charges and then based on guaranteed Contract charges. (See "Deductions and Charges.") These tables may assist in the comparison of Death Benefits, Account Values and Cash Surrender Values for the Contracts with those under other variable life insurance contracts that may be issued by other companies.

Death Benefits, Account Values and Cash Surrender Values for a Contract would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium were paid in another amount, or additional payments were made. They would also be different depending on the allocation of Account Value among the Variable Account's Variable Sub-Accounts, or if the actual gross rate of return for all Variable Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Variable Sub-Accounts. They would also differ if any Contract loan or partial withdrawal were made during the period of time illustrated, or if the insured were in another risk class.

The Death Benefits, Account Values and Cash Surrender Values shown in the tables reflect the fact that: a Monthly Deduction Amount (consisting of a cost of insurance charge, tax expense charge, and an administrative expense charge) is deducted from Account Value each Monthly Activity Date and that an Annual Maintenance Fee of $30 is deducted on each Contract Anniversary from all Variable Sub-Accounts to which Account Value is allocated. The values in the tables also reflect a deduction from the Variable Account of a daily charge equal to an annual rate of 0.90% for the mortality and expense risk charge. The Cash Surrender Value shown in the tables reflect the fact that a Withdrawal Charge is imposed on withdrawals in excess of the Free Withdrawal Amount. (See "Deductions and Charges.") The amounts shown in the table are based on an average of the investment advisory fees and operating expenses incurred by the Portfolios, at an annual rate of .75% of the average daily net assets of the Portfolios. (See "Charges and Expenses.")

Taking account of the average investment advisory fee and operating expenses of the Portfolios, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of: (-.75%, 5.25%, and 11.25%,) respectively.

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Account Values, Cash Surrender Values, and Death Benefits illustrated.

The second column of each table shows the amount that would accumulate if the initial premium of $10,000 were invested to earn interest, after taxes, of 5% per year, compounded annually.

Northbrook Life will furnish upon request a personalized illustration reflecting the proposed insured's age, sex, and underwriting classification. Where applicable, Northbrook Life will also furnish upon request an illustration for a Contract that is not affected by the sex of the insured.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $39,998

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                                 CURRENT CHARGES(1)                                  GUARANTEED CHARGES(2)
                                      -----------------------------------------          -------------------------------------------
                    Premiums
  End of              Accumulated                       Cash                                                Cash
 Contract           at 5% Interest     Account           Surrender      Death              Account           Surrender      Death
   Year             Per Year            Value           Value          Benefit              Value           Value          Benefit
------------      -------------       ----------      ----------      ----------          ----------      ----------      ----------
     1                  10,500           10,853          10,003          39,998              10,776           9,926          39,998
     2                  11,025           11,781          10,952          39,998              11,619          10,790          39,998
     3                  11,576           12,791          11,984          39,998              12,535          11,727          39,998
     4                  12,155           13,890          13,147          39,998              13,531          12,787          39,998
     5                  12,763           15,087          14,449          39,998              14,615          13,978          39,998
     6                  13,401           16,389          15,857          39,998              15,797          15,266          39,998
     7                  14,071           17,805          17,380          39,998              17,084          16,659          39,998
     8                  14,775           19,347          19,029          39,998              18,489          18,170          39,998
     9                  15,513           21,025          20,813          39,998              20,023          19,810          39,998
    10                  16,289           22,852          22,852          39,998              21,700          21,700          39,998
    11                  17,103           24,964          24,964          39,998              23,634          23,634          39,998
    12                  17,959           27,274          27,274          39,998              25,768          25,768          39,998
    13                  18,856           29,801          29,801          42,318              28,128          28,128          39,998
    14                  19,799           32,569          32,569          44,945              30,735          30,735          42,414
    15                  20,789           35,601          35,601          47,705              33,595          33,595          45,017
    16                  21,829           38,926          38,926          50,604              36,731          36,731          47,750
    17                  22,920           42,560          42,560          54,477              40,159          40,159          51,403
    18                  24,066           46,533          46,533          58,631              43,905          43,905          55,321
    19                  25,270           50,875          50,875          63,085              48,001          48,001          59,521
    20                  26,533           55,623          55,623          67,860              52,479          52,479          64,024
    25                  33,864           86,898          86,898         100,801              81,877          81,877          94,977
    35                  55,160          214,370         214,370         225,088             201,730         201,730         211,817


(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.
(2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $39,998

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                                 CURRENT CHARGES(1)                             GUARANTEED CHARGES(2)
                                      -----------------------------------------     -----------------------------------------------
                    Premiums
  End of              Accumulated                       Cash                                                Cash
 Contract           at 5% Interest     Account           Surrender      Death              Account        Surrender         Death
   Year             Per Year            Value           Value          Benefit              Value           Value          Benefit
------------      -------------       ----------      ----------      ----------          ----------      ----------      ----------
     1                  10,500           10,266           9,416          39,998              10,189           9,339          39,998
     2                  11,025           10,540           9,711          39,998              10,374           9,545          39,998
     3                  11,576           10,822          10,014          39,998              10,554           9,746          39,998
     4                  12,155           11,112          10,368          39,998              10,728           9,984          39,998
     5                  12,763           11,411          10,773          39,998              10,895          10,258          39,998
     6                  13,401           11,718          11,187          39,998              11,054          10,523          39,998
     7                  14,071           12,035          11,610          39,998              11,201          10,776          39,998
     8                  14,775           12,361          12,042          39,998              11,333          11,015          39,998
     9                  15,513           12,697          12,484          39,998              11,448          11,236          39,998
    10                  16,289           13,043          13,043          39,998              11,543          11,543          39,998
    11                  17,103           13,466          13,466          39,998              11,662          11,662          39,998
    12                  17,959           13,904          13,904          39,998              11,758          11,758          39,998
    13                  18,856           14,357          14,357          39,998              11,829          11,829          39,998
    14                  19,799           14,826          14,826          39,998              11,869          11,869          39,998
    15                  20,789           15,311          15,311          39,998              11,877          11,877          39,998
    16                  21,829           15,814          15,814          39,998              11,845          11,845          39,998
    17                  22,920           16,333          16,333          39,998              11,765          11,765          39,998
    18                  24,066           16,871          16,871          39,998              11,630          11,630          39,998
    19                  25,270           17,427          17,427          39,998              11,428          11,428          39,998
    20                  26,533           18,003          18,003          39,998              11,149          11,149          39,998
    25                  33,864           21,196          21,196          39,998               8,131           8,131          39,998
    35                  55,160           29,477          29,477          39,998               *               *               *

*When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF
PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE
SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT
WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO
THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR
BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT
VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE
SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND
THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT
THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED
OVER ANY PERIOD OF TIME.


                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 45 MALE
                          INITIAL FACE AMOUNT: $39,998

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)


                                                CURRENT CHARGES(1)                                   GUARANTEED CHARGES(2)
                                      -----------------------------------------          ------------------------------------------
                    Premiums
  End of           Accumulated                         Cash                                                 Cash
 Contract         at 5% Interest       Account        Surrender         Death              Account        Surrender         Death
   Year             Per Year            Value           Value          Benefit              Value           Value          Benefit
------------      -------------       ----------      ----------      ----------          ----------      ----------      ---------
     1                  10,500            9,679           8,829          39,998               9,601           8,751          39,998
     2                  11,025            9,367           8,539          39,998               9,198           8,369          39,998
     3                  11,576            9,065           8,257          39,998               8,789           7,982          39,998
     4                  12,155            8,771           8,027          39,998               8,374           7,630          39,998
     5                  12,763            8,486           7,848          39,998               7,950           7,313          39,998
     6                  13,401            8,209           7,677          39,998               7,516           6,985          39,998
     7                  14,071            7,940           7,515          39,998               7,069           6,644          39,998
     8                  14,775            7,679           7,360          39,998               6,605           6,287          39,998
     9                  15,513            7,425           7,213          39,998               6,122           5,909          39,998
    10                  16,289            7,179           7,179          39,998               5,615           5,615          39,998
    11                  17,103            6,975           6,975          39,998               5,104           5,104          39,998
    12                  17,959            6,776           6,776          39,998               4,561           4,561          39,998
    13                  18,856            6,582           6,582          39,998               3,985           3,985          39,998
    14                  19,799            6,392           6,392          39,998               3,370           3,370          39,998
    15                  20,789            6,207           6,207          39,998               2,713           2,713          39,998
    16                  21,829            6,027           6,027          39,998               2,007           2,007          39,998
    17                  22,920            5,851           5,851          39,998               1,242           1,242          39,998
    18                  24,066            5,679           5,679          39,998                 409             409          39,998
    19                  25,270            5,512           5,512          39,998               *               *               *
    20                  26,533            5,348           5,348          39,998               *               *               *
    25                  33,864            4,588           4,588          39,998               *               *               *
    35                  55,160            3,320           3,320          39,998               *               *               *

* When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in orce.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,138

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)


                                                CURRENT CHARGES(1)                                GUARANTEED CHARGES(2)
                                     -----------------------------------------          ------------------------------------------

                    Premiums
  End of           Accumulated                          Cash                                                Cash
 Contract          at 5% Interest      Account        Surrender         Death              Account         Surrender        Death
   Year             Per Year            Value           Value          Benefit              Value           Value          Benefit
------------      -------------       ----------      ----------      ----------          ----------      ----------      ---------
     1                  10,500           10,853          10,003          33,138              10,748           9,898          33,138
     2                  11,025           11,781          10,952          33,138              11,563          10,734          33,138
     3                  11,576           12,791          11,984          33,138              12,452          11,645          33,138
     4                  12,155           13,890          13,147          33,138              13,425          12,681          33,138
     5                  12,763           15,087          14,449          33,138              14,490          13,852          33,138
     6                  13,401           16,389          15,857          33,138              15,655          15,124          33,138
     7                  14,071           17,805          17,380          33,138              16,931          16,506          33,138
     8                  14,775           19,347          19,029          33,138              18,328          18,009          33,138
     9                  15,513           21,025          20,813          33,138              19,859          19,646          33,138
    10                  16,289           22,852          22,852          33,138              21,540          21,540          33,138
    11                  17,103           24,965          24,965          33,138              23,486          23,486          33,138
    12                  17,959           27,301          27,301          33,138              25,647          25,647          33,138
    13                  18,856           29,894          29,894          35,275              28,054          28,054          33,138
    14                  19,799           32,737          32,737          38,302              30,720          30,720          35,942
    15                  20,789           35,851          35,851          41,588              33,640          33,640          39,023
    16                  21,829           39,262          39,262          45,151              36,838          36,838          42,364
    17                  22,920           43,006          43,006          48,597              40,350          40,350          45,595
    18                  24,066           47,119          47,119          52,303              44,207          44,207          49,070
    19                  25,270           51,642          51,642          56,290              48,448          48,448          52,808
    20                  26,533           56,621          56,621          60,585              53,118          53,118          56,836
    25                  33,864           89,759          89,759          94,247              84,193          84,193          88,403
    35                  55,160          220,628         220,628         231,660             204,805         204,805         215,045



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,138

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                                  CURRENT CHARGES(1)                             GUARANTEED CHARGES(2)
                                      -----------------------------------------         ------------------------------------------
                    Premiums
  End of            Accumulated                         Cash                                                Cash
 Contract         at 5% Interest       Account        Surrender         Death              Account         Surrender        Death
   Year             Per Year            Value           Value          Benefit              Value           Value          Benefit
------------      -------------       ----------      ----------      ----------          ----------      ----------      ----------
     1                  10,500           10,266           9,416          33,138              10,161           9,311          33,138
     2                  11,025           10,540           9,711          33,138              10,318           9,489          33,138
     3                  11,576           10,822          10,014          33,138              10,471           9,663          33,138
     4                  12,155           11,112          10,368          33,138              10,621           9,877          33,138
     5                  12,763           11,411          10,773          33,138              10,766          10,128          33,138
     6                  13,401           11,718          11,187          33,138              10,904          10,372          33,138
     7                  14,071           12,035          11,610          33,138              11,031          10,606          33,138
     8                  14,775           12,361          12,042          33,138              11,144          10,825          33,138
     9                  15,513           12,697          12,484          33,138              11,236          11,023          33,138
    10                  16,289           13,043          13,043          33,138              11,303          11,303          33,138
    11                  17,103           13,466          13,466          33,138              11,390          11,390          33,138
    12                  17,959           13,904          13,904          33,138              11,450          11,450          33,138
    13                  18,856           14,357          14,357          33,138              11,483          11,483          33,138
    14                  19,799           14,826          14,826          33,138              11,484          11,484          33,138
    15                  20,789           15,311          15,311          33,138              11,449          11,449          33,138
    16                  21,829           15,814          15,814          33,138              11,368          11,368          33,138
    17                  22,920           16,333          16,333          33,138              11,229          11,229          33,138
    18                  24,066           16,871          16,871          33,138              11,014          11,014          33,138
    19                  25,270           17,427          17,427          33,138              10,702          10,702          33,138
    20                  26,533           18,003          18,003          33,138              10,272          10,272          33,138
    25                  33,864           21,196          21,196          33,138               5,361           5,361          33,138
    35                  55,160           29,477          29,477          33,138               *               *               *


* When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                               ISSUE AGE 55 FEMALE
                          INITIAL FACE AMOUNT: $33,138

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                                   CURRENT CHARGES(1)                                 GUARANTEED CHARGES(2)
                                      -----------------------------------------            ----------------------------------------
                    Premiums
  End of           Accumulated                          Cash                                                Cash
 Contract         at 5% Interest       Account         Surrender        Death              Account           Surrender      Death
   Year             Per Year            Value           Value          Benefit              Value           Value          Benefit
------------      -------------       ----------      ----------      ----------            --------      ----------      ----------
     1                  10,500            9,679           8,829          33,138               9,573           8,723          33,138
     2                  11,025            9,367           8,539          33,138               9,142           8,314          33,138
     3                  11,576            9,065           8,257          33,138               8,707           7,900          33,138
     4                  12,155            8,771           8,027          33,138               8,267           7,523          33,138
     5                  12,763            8,486           7,848          33,138               7,821           7,184          33,138
     6                  13,401            8,209           7,677          33,138               7,366           6,835          33,138
     7                  14,071            7,940           7,515          33,138               6,898           6,473          33,138
     8                  14,775            7,679           7,360          33,138               6,410           6,092          33,138
     9                  15,513            7,425           7,213          33,138               5,898           5,686          33,138
    10                  16,289            7,179           7,179          33,138               5,356           5,356          33,138
    11                  17,103            6,975           6,975          33,138               4,801           4,801          33,138
    12                  17,959            6,776           6,776          33,138               4,207           4,207          33,138
    13                  18,856            6,582           6,582          33,138               3,574           3,574          33,138
    14                  19,799            6,392           6,392          33,138               2,897           2,897          33,138
    15                  20,789            6,207           6,207          33,138               2,170           2,170          33,138
    16                  21,829            6,027           6,027          33,138               1,381           1,381          33,138
    17                  22,920            5,851           5,851          33,138                 513             513          33,138
    18                  24,066            5,679           5,679          33,138               *               *               *
    19                  25,270            5,512           5,512          33,138               *               *               *
    20                  26,533            5,348           5,348          33,138               *               *               *
    25                  33,864            4,588           4,588          33,138               *               *               *
    35                  55,160            3,320           3,320          33,138               *               *               *

* When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.


(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,314

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)


                                               CURRENT CHARGES(1)                                     GUARANTEED CHARGES(2)
                                      -----------------------------------------           -----------------------------------------
                    Premiums
  End of            Accumulated                         Cash                                                Cash
 Contract         at 5% Interest       Account        Surrender         Death              Account         Surrender        Death
   Year             Per Year            Value           Value          Benefit              Value           Value          Benefit
------------      -------------       ----------      ----------      ----------          ----------      ----------      ----------
     1                  10,500           10,853          10,003          19,314              10,672           9,822          19,314
     2                  11,025           11,781          10,952          19,314              11,406          10,577          19,314
     3                  11,576           12,791          11,984          19,314              12,212          11,404          19,314
     4                  12,155           13,890          13,147          19,314              13,103          12,359          19,314
     5                  12,763           15,087          14,449          19,314              14,093          13,456          19,314
     6                  13,401           16,389          15,857          19,314              15,203          14,671          19,314
     7                  14,071           17,811          17,386          20,126              16,453          16,028          19,314
     8                  14,775           19,373          19,054          21,504              17,872          17,554          19,838
     9                  15,513           21,085          20,873          22,983              19,450          19,237          21,200
    10                  16,289           22,968          22,968          24,575              21,184          21,184          22,667
    11                  17,103           25,144          25,144          26,402              23,190          23,190          24,349
    12                  17,959           27,522          27,522          28,898              25,380          25,380          26,649
    13                  18,856           30,116          30,116          31,622              27,770          27,770          29,158
    14                  19,799           32,947          32,947          34,594              30,378          30,378          31,896
    15                  20,789           36,033          36,033          37,834              33,221          33,221          34,882
    16                  21,829           39,394          39,394          41,364              36,318          36,318          38,134
    17                  22,920           43,057          43,057          45,210              39,688          39,688          41,672
    18                  24,066           47,064          47,064          49,417              43,352          43,352          45,519
    19                  25,270           51,446          51,446          54,018              47,329          47,329          49,695
    20                  26,533           56,239          56,239          59,051              51,642          51,642          54,224
    25                  33,864           87,846          87,846          92,238              79,129          79,129          83,086
    35                  55,160          215,996         215,996         218,156             190,841         190,841         192,749



(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,314

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                                CURRENT CHARGES(1)                                GUARANTEED CHARGES(2)
                                      -----------------------------------------          ------------------------------------------
                     Premiums
  End of            Accumulated                         Cash                                                Cash
 Contract          at 5% Interest      Account         Surrender        Death              Account         Surrender        Death
   Year             Per Year            Value           Value          Benefit              Value           Value          Benefit
------------      -------------       ----------      ----------      ----------          ----------      ----------      ----------
     1                  10,500           10,266           9,416          19,314              10,082           9,232          19,314
     2                  11,025           10,540           9,711          19,314              10,145           9,316          19,314
     3                  11,576           10,822          10,014          19,314              10,187           9,379          19,314
     4                  12,155           11,112          10,368          19,314              10,205           9,461          19,314
     5                  12,763           11,411          10,773          19,314              10,194           9,557          19,314
     6                  13,401           11,718          11,187          19,314              10,149           9,618          19,314
     7                  14,071           12,035          11,610          19,314              10,062           9,637          19,314
     8                  14,775           12,361          12,042          19,314               9,922           9,604          19,314
     9                  15,513           12,697          12,484          19,314               9,718           9,506          19,314
    10                  16,289           13,043          13,043          19,314               9,436           9,436          19,314
    11                  17,103           13,466          13,466          19,314               9,100           9,100          19,314
    12                  17,959           13,904          13,904          19,314               8,655           8,655          19,314
    13                  18,856           14,357          14,357          19,314               8,079           8,079          19,314
    14                  19,799           14,826          14,826          19,314               7,346           7,346          19,314
    15                  20,789           15,311          15,311          19,314               6,416           6,416          19,314
    16                  21,829           15,814          15,814          19,314               5,235           5,235          19,314
    17                  22,920           16,333          16,333          19,314               3,729           3,729          19,314
    18                  24,066           16,871          16,871          19,314               1,795           1,795          19,314
    19                  25,270           17,427          17,427          19,314               *               *               *
    20                  26,533           18,003          18,003          19,314               *               *               *
    25                  33,864           21,196          21,196          22,256               *               *               *
    35                  55,160           29,647          29,647          29,944               *               *               *


*When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                               SINGLE LIFE OPTION
                             $10,000 INITIAL PREMIUM
                                ISSUE AGE 65 MALE
                          INITIAL FACE AMOUNT: $19,314

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                                  CURRENT CHARGES(1)                             GUARANTEED CHARGES(2)
                                      -----------------------------------------         -------------------------------------------
                     Premiums
  End of            Accumulated                         Cash                                                Cash
 Contract          at 5% Interest      Account         Surrender        Death              Account        Surrender          Death
   Year             Per Year            Value           Value          Benefit              Value           Value           Benefit
------------      -------------       ----------      ----------      ----------          ----------      ----------      ----------
     1                  10,500            9,679           8,829          19,314               9,492           8,642          19,314
     2                  11,025            9,367           8,539          19,314               8,956           8,127          19,314
     3                  11,576            9,065           8,257          19,314               8,389           7,581          19,314
     4                  12,155            8,771           8,027          19,314               7,785           7,041          19,314
     5                  12,763            8,486           7,848          19,314               7,136           6,499          19,314
     6                  13,401            8,209           7,677          19,314               6,433           5,902          19,314
     7                  14,071            7,940           7,515          19,314               5,663           5,238          19,314
     8                  14,775            7,679           7,360          19,314               4,810           4,491          19,314
     9                  15,513            7,425           7,213          19,314               3,854           3,642          19,314
    10                  16,289            7,179           7,179          19,314               2,774           2,774          19,314
    11                  17,103            6,975           6,975          19,314               1,555           1,555          19,314
    12                  17,959            6,776           6,776          19,314                 154             154          19,314
    13                  18,856            6,582           6,582          19,314               *               *               *
    14                  19,799            6,392           6,392          19,314               *               *               *
    15                  20,789            6,207           6,207          19,314               *               *               *
    16                  21,829            6,027           6,027          19,314               *               *               *
    17                  22,920            5,851           5,851          19,314               *               *               *
    18                  24,066            5,679           5,679          19,314               *               *               *
    19                  25,270            5,512           5,512          19,314               *               *               *
    20                  26,533            5,348           5,348          19,314               *               *               *
    25                  33,864            4,588           4,588          19,314               *               *               *
    35                  55,160            3,320           3,320          19,314               *               *               *


* When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                                JOINT LIFE OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGE 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $43,779

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)


                                               CURRENT CHARGES(1)                                GUARANTEED CHARGES(2)
                                    -------------------------------------------        -------------------------------------------
                   Premiums
  End of          Accumulated                         Cash                                                Cash
    Contract     at 5% Interest      Account        Surrender         Death              Account         Surrender        Death
   Year           Per Year            Value           Value          Benefit              Value           Value           Benefit
-----------      ------------       ----------      ----------      -----------         -----------     -----------     -----------
    1                 10,500           10,921          10,071           43,779              10,921          10,071          43,779
    2                 11,025           11,924          11,095           43,779              11,924          11,095          43,779
    3                 11,576           13,015          12,208           43,779              13,015          12,208          43,779
    4                 12,155           14,203          13,460           43,779              14,203          13,460          43,779
    5                 12,763           15,497          14,859           43,779              15,497          14,859          43,779
    6                 13,401           16,904          16,373           43,779              16,904          16,373          43,779
    7                 14,071           18,437          18,012           43,779              18,437          18,012          43,779
    8                 14,775           20,105          19,786           43,779              20,105          19,786          43,779
    9                 15,513           21,921          21,708           43,779              21,921          21,708          43,779
    10                16,289           23,899          23,899           43,779              23,899          23,899          43,779
    11                17,103           26,161          26,161           43,779              26,161          26,161          43,779
    12                17,959           28,641          28,641           43,779              28,641          28,641          43,779
    13                18,856           31,367          31,367           43,779              31,367          31,367          43,779
    14                19,799           34,370          34,370           43,779              34,370          34,370          43,779
    15                20,789           37,687          37,687           43,779              37,687          37,687          43,779
    16                21,829           41,344          41,344           47,546              41,344          41,344          47,546
    17                22,920           45,357          45,357           51,254              45,357          45,357          51,254
    18                24,066           49,761          49,761           55,235              49,761          49,761          55,235
    19                25,270           54,598          54,598           59,512              54,598          54,598          59,512
    20                26,533           59,916          59,916           64,110              59,916          59,916          64,110
    25                33,864           95,267          95,267          100,030              95,267          95,267         100,030
    35                55,160          234,662         234,662          246,395             232,391         232,391         244,011


(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                                JOINT LIFE OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGE 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $43,779

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)


                                                 CURRENT CHARGES(1)                              GUARANTEED CHARGES(2)
                                    -------------------------------------------         -----------------------------------------
                   Premiums
  End of          Accumulated                          Cash                                                Cash
 Contract        at 5% Interest      Account         Surrender         Death              Account         Surrender        Death
   Year            Per Year           Value           Value           Benefit              Value           Value          Benefit
------------     -------------      -----------     -----------      ----------          ----------      ----------      -----------
     1                 10,500           10,330           9,480          43,779              10,330           9,480           43,779
     2                 11,025           10,667           9,838          43,779              10,667           9,838           43,779
     3                 11,576           11,008          10,200          43,779              11,008          10,200           43,779
     4                 12,155           11,353          10,609          43,779              11,353          10,609           43,779
     5                 12,763           11,701          11,063          43,779              11,701          11,063           43,779
     6                 13,401           12,051          11,519          43,779              12,051          11,519           43,779
     7                 14,071           12,400          11,975          43,779              12,400          11,975           43,779
     8                 14,775           12,745          12,426          43,779              12,745          12,426           43,779
     9                 15,513           13,092          12,880          43,779              13,084          12,872           43,779
    10                 16,289           13,450          13,450          43,779              13,412          13,412           43,779
    11                 17,103           13,887          13,887          43,779              13,781          13,781           43,779
    12                 17,959           14,340          14,340          43,779              14,134          14,134           43,779
    13                 18,856           14,808          14,808          43,779              14,467          14,467           43,779
    14                 19,799           15,293          15,293          43,779              14,775          14,775           43,779
    15                 20,789           15,794          15,794          43,779              15,052          15,052           43,779
    16                 21,829           16,313          16,313          43,779              15,288          15,288           43,779
    17                 22,920           16,850          16,850          43,779              15,472          15,472           43,779
    18                 24,066           17,406          17,406          43,779              15,586          15,586           43,779
    19                 25,270           17,981          17,981          43,779              15,611          15,611           43,779
    20                 26,533           18,576          18,576          43,779              15,526          15,526           43,779
    25                 33,864           21,876          21,876          43,779              12,386          12,386           43,779
    35                 55,160           30,433          30,433          43,779               *               *               *


* When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                                JOINT LIFE OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGE 55 MALE / 55 FEMALE
                          INITIAL FACE AMOUNT: $43,779

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)


                                                CURRENT CHARGES(1)                             GUARANTEED CHARGES(2)
                                    -------------------------------------------     -----------------------------------------------
                  Premiums
  End of            Accumulated                       Cash                                                 Cash
    Contract       at 5% Interest    Account           Surrender      Death              Account           Surrender      Death
   Year           Per Year            Value           Value          Benefit              Value           Value          Benefit
-----------      ------------       ----------      ----------      -----------         -----------     -----------     -----------
    1                 10,500            9,740           8,890           43,779               9,740           8,890          43,779
    2                 11,025            9,479           8,650           43,779               9,479           8,650          43,779
    3                 11,576            9,217           8,409           43,779               9,217           8,409          43,779
    4                 12,155            8,952           8,208           43,779               8,952           8,208          43,779
    5                 12,763            8,682           8,045           43,779               8,682           8,045          43,779
    6                 13,401            8,406           7,875           43,779               8,406           7,875          43,779
    7                 14,071            8,132           7,707           43,779               8,121           7,696          43,779
    8                 14,775            7,865           7,546           43,779               7,823           7,505          43,779
    9                 15,513            7,606           7,393           43,779               7,509           7,296          43,779
    10                16,289            7,355           7,355           43,779               7,173           7,173          43,779
    11                17,103            7,146           7,146           43,779               6,837           6,837          43,779
    12                17,959            6,943           6,943           43,779               6,468           6,468          43,779
    13                18,856            6,745           6,745           43,779               6,059           6,059          43,779
    14                19,799            6,552           6,552           43,779               5,604           5,604          43,779
    15                20,789            6,363           6,363           43,779               5,093           5,093          43,779
    16                21,829            6,179           6,179           43,779               4,515           4,515          43,779
    17                22,920            5,999           5,999           43,779               3,854           3,854          43,779
    18                24,066            5,823           5,823           43,779               3,086           3,086          43,779
    19                25,270            5,652           5,652           43,779               2,185           2,185          43,779
    20                26,533            5,485           5,485           43,779               1,120           1,120          43,779
    25                33,864            4,709           4,709           43,779              *               *               *
    35                55,160            3,416           3,416           43,779              *               *               *


*When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                                JOINT LIFE OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGE 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,688

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.25% NET)

                                               CURRENT CHARGES(1)                               GUARANTEED CHARGES(2)
                                   --------------------------------------------        -------------------------------------------
                   Premiums
  End of            Accumulated                        Cash                                                Cash
 Contract          at 5% Interest    Account           Surrender       Death              Account         Surrender        Death
   Year            Per Year           Value           Value           Benefit              Value           Value          Benefit
------------     -------------      -----------     -----------      ----------          ----------      ----------      -----------
     1                 10,500           10,916          10,066          27,688              10,916          10,066           27,688
     2                 11,025           11,905          11,076          27,688              11,905          11,076           27,688
     3                 11,576           12,971          12,163          27,688              12,971          12,163           27,688
     4                 12,155           14,122          13,378          27,688              14,122          13,378           27,688
     5                 12,763           15,367          14,730          27,688              15,367          14,730           27,688
     6                 13,401           16,715          16,184          27,688              16,715          16,184           27,688
     7                 14,071           18,179          17,754          27,688              18,179          17,754           27,688
     8                 14,775           19,773          19,454          27,688              19,773          19,454           27,688
     9                 15,513           21,515          21,303          27,688              21,515          21,303           27,688
    10                 16,289           23,431          23,431          27,688              23,431          23,431           27,688
    11                 17,103           25,658          25,658          27,688              25,658          25,658           27,688
    12                 17,959           28,143          28,143          29,551              28,143          28,143           29,551
    13                 18,856           30,868          30,868          32,412              30,868          30,868           32,412
    14                 19,799           33,849          33,849          35,542              33,849          33,849           35,542
    15                 20,789           37,108          37,108          38,963              37,108          37,108           38,963
    16                 21,829           40,666          40,666          42,700              40,666          40,666           42,700
    17                 22,920           44,548          44,548          46,776              44,548          44,548           46,776
    18                 24,066           48,778          48,778          51,217              48,778          48,778           51,217
    19                 25,270           53,380          53,380          56,049              53,380          53,380           56,049
    20                 26,533           58,380          58,380          61,299              58,380          58,380           61,299
    25                 33,864           91,198          91,198          95,758              90,356          90,356           94,874
    35                 55,160          224,384         224,384         226,628             218,847         218,847          221,035


(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                                JOINT LIFE OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGE 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,688

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.25% NET)

                                                 CURRENT CHARGES(1)                               GUARANTEED CHARGES(2)
                                    -------------------------------------------         ------------------------------------------
                   Premiums
  End of            Accumulated                        Cash                                                Cash
 Contract          at 5% Interest    Account         Surrender         Death              Account        Surrender         Death
   Year            Per Year           Value           Value           Benefit              Value           Value          Benefit
------------     -------------      -----------     -----------      ----------          ----------      ----------      -----------
     1                 10,500           10,326           9,476          27,688              10,326           9,476           27,688
     2                 11,025           10,647           9,819          27,688              10,647           9,819           27,688
     3                 11,576           10,962          10,154          27,688              10,962          10,154           27,688
     4                 12,155           11,266          10,522          27,688              11,266          10,522           27,688
     5                 12,763           11,570          10,932          27,688              11,558          10,920           27,688
     6                 13,401           11,882          11,351          27,688              11,832          11,300           27,688
     7                 14,071           12,204          11,779          27,688              12,082          11,657           27,688
     8                 14,775           12,535          12,216          27,688              12,302          11,984           27,688
     9                 15,513           12,876          12,663          27,688              12,483          12,270           27,688
    10                 16,289           13,227          13,227          27,688              12,612          12,612           27,688
    11                 17,103           13,656          13,656          27,688              12,732          12,732           27,688
    12                 17,959           14,101          14,101          27,688              12,780          12,780           27,688
    13                 18,856           14,561          14,561          27,688              12,743          12,743           27,688
    14                 19,799           15,037          15,037          27,688              12,605          12,605           27,688
    15                 20,789           15,530          15,530          27,688              12,342          12,342           27,688
    16                 21,829           16,039          16,039          27,688              11,923          11,923           27,688
    17                 22,920           16,567          16,567          27,688              11,308          11,308           27,688
    18                 24,066           17,113          17,113          27,688              10,438          10,438           27,688
    19                 25,270           17,677          17,677          27,688               9,236           9,236           27,688
    20                 26,533           18,262          18,262          27,688               7,602           7,602           27,688
    25                 33,864           21,503          21,503          27,688               *               *               *
    35                 55,160           29,911          29,911          30,210               *               *               *


* When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       NORTHBROOK LIFE INSURANCE COMPANY
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

                                JOINT LIFE OPTION
                             $10,000 INITIAL PREMIUM
                          ISSUE AGE 65 MALE / 65 FEMALE
                          INITIAL FACE AMOUNT: $27,688

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.75% NET)

                                               CURRENT CHARGES(1)                              GUARANTEED CHARGES(2)
                                    -------------------------------------------       -------------------------------------------
                  Premiums
  End of        Accumulated                           Cash                                                 Cash
 Contract      at 5% Interest        Account        Surrender        Death               Account         Surrender        Death
   Year           Per Year            Value           Value          Benefit              Value           Value          Benefit
-----------      ------------       ----------      ----------      -----------         -----------     -----------     -----------
    1                 10,500            9,735           8,885           27,688               9,735           8,885          27,688
    2                 11,025            9,460           8,631           27,688               9,460           8,631          27,688
    3                 11,576            9,170           8,362           27,688               9,170           8,362          27,688
    4                 12,155            8,873           8,129           27,688               8,862           8,118          27,688
    5                 12,763            8,585           7,947           27,688               8,531           7,894          27,688
    6                 13,401            8,305           7,774           27,688               8,172           7,640          27,688
    7                 14,071            8,033           7,608           27,688               7,775           7,350          27,688
    8                 14,775            7,769           7,451           27,688               7,331           7,012          27,688
    9                 15,513            7,513           7,301           27,688               6,826           6,613          27,688
    10                16,289            7,265           7,265           27,688               6,244           6,244          27,688
    11                17,103            7,059           7,059           27,688               5,590           5,590          27,688
    12                17,959            6,858           6,858           27,688               4,819           4,819          27,688
    13                18,856            6,661           6,661           27,688               3,906           3,906          27,688
    14                19,799            6,470           6,470           27,688               2,824           2,824          27,688
    15                20,789            6,283           6,283           27,688               1,535           1,535          27,688
    16                21,829            6,101           6,101           27,688              *               *               *
    17                22,920            5,923           5,923           27,688              *               *               *
    18                24,066            5,750           5,750           27,688              *               *               *
    19                25,270            5,580           5,580           27,688              *               *               *
    20                26,533            5,415           5,415           27,688              *               *               *
    25                33,864            4,647           4,647           27,688              *               *               *
    35                55,160            3,367           3,367           27,688              *               *               *


* When the account value is $0 or less, the Death Benefit is only payable if subsequent premiums are paid to keep the policy in force.

(1) Values reflect investment results using current cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates. (2) Values reflect investment results using guaranteed cost of insurance rates, administrative fees, and Mortality and Expense Risk Rates.

        THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGES 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WILL ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNT AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                           PART II - OTHER INFORMATION



                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                     REPRESENTATIONS AS TO FEES AND CHARGES

Northbrook Life Insurance Company represents that the fees and charge deducted under the Modified Single Premium Variable Life Insurance Contract hereby registered by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Northbrook Life Insurance Company.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T)

         This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 ("Investment Company Act").


                              RULE 484 UNDERTAKING

         The By-Laws of Northbrook Life Insurance Company ("Depositor") which are incorporated herein by reference as Exhibit 1 (A)(6)(b), provide that it will indemnify its officers and directors for certain damages and expenses that may be incurred in the performance of their duty to Depositor. No indemnification is provided, however, when such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty, unless indemnification is deemed appropriate by the court upon application. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:
The Facing Sheet.
The Cross Reference Sheet pursuant to Rule 481.
The Prospectus consisting of ___ pages.
The Undertaking to File Reports.
Representations as to fees and charges.
Rule 484 Undertaking.
Representations Pursuant to Rule 6e-3(T).
The Signatures.
Written Consents of the following persons:
         (a)      Messrs. Sutherland, Asbill & Brennan LLP
         (b)      Deloitte & Touche LLP

The following exhibits:
1.       The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
                  (1)      Resolution of the Board of Directors of Northbrook Life Insurance
                           Company authorizing establishment of the Variable Life Separate
                           Account  A.*
                  (2)      Not Applicable.
                  (3)      (a)      Principal Underwriting Agreement.***
                           (b)      Selling Agreement.***
                           (c)      See Exhibit 1(A)(3)(b).
                  (4)      Not Applicable.
                  (5)      Specimen Contract.*
                  (6)      (a)      Certificate of Incorporation of Northbrook Life Insurance
                                    Company.***
                           (b)      By-laws of Northbrook Life Insurance Company.***
                  (7)      Not Applicable.
                  (8)      Participation Agreement.*****
                  (9)      Not Applicable.
                  (10)     Form of Application for Contract.**
2.       Opinion of Counsel**
3.       Financial Statements omitted from the prospectus pursuant to instruction 1(b) or 1(c)
                  (1)      Not Applicable
                  (2)      Financial Statements pursuant to 1(c).**
4.       Not Applicable
5.       Financial Data Schedule ****
6.       Powers of Attorney*
7.       Consents
                  (1)      Messrs. Sutherland, Asbill & Brennan LLP** (EDGAR Exhibit Ex-99.C6)
                  (2)      Deloitte & Touche LLP** (EDGAR Exhibit Ex-99.C1)
8.       Representations Pursuant to Rule 6e-3(T).*
9.       Procedures  Memorandum pursuant to Rule 6e-3(T)(b)(12)(3)(iii)**
10.      Actuarial Opinion and Consent*

*        Previously filed in Form S-6 Registration Statement No. 333-2057 dated
         April 11, 1997 and incorporated by reference.
**       Filed herewith.
***      Previously filed in Form N-4 Registration Statement No.33-35412 dated
         December 31, 1996, and incorporated by reference.
****     Previously filed in Depositor's Form 10-K on March 31, 1997 and incorporated by reference.
*****    Previously filed in Form N-4 Registration Statement No. 2-82511 dated May 1, 1996 and incorporated by reference.

                               SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Northbrook Life Variable Life Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 13th day of August, 1997.

                              NORTHBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT A
                                              (Registrant)

                                    NORTHBROOK LIFE INSURANCE COMPANY
                                              (Depositor)

(SEAL)
    Attest: /s/BRENDA D. SNEED            By: /s/MICHAEL J. VELOTTA
            --------------------              ----------------------
            Brenda D. Sneed                      Michael J. Velotta
            Assistant Secretary                  Vice President, Secretary and
             and Assistant General Counsel       General Counsel


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following Directors and Officers of Northbrook Life Insurance Company on the 13th day of August, 1997.


*/LOUIS G. LOWER, II        Chairman of the Board of Directors and
---------------------          Chief Executive Officer
  Louis G. Lower, II        (Principal Executive Officer)


/s/MICHAEL J. VELOTTA        Vice President, Secretary, General
---------------------          Counsel and Director
   Michael J. Velotta

*/PETER H. HECKMAN          President, Chief Operating Officer
--------------------           and Director
   Peter H. Heckman

*/JOHN R. HUNTER            Director
----------------------
  John R. Hunter

*/KEVIN R. SLAWIN            Vice President and Director
----------------------
  Kevin R. Slawin            (Principal Financial Officer)

*/CASEY J. SYLLA             Chief Investment Officer and Director
---------------------
  Casey J. Sylla

*/MARLA G. FRIEDMAN          Vice President
---------------------
  Marla G. Friedman

*/KAREN C. GARDNER           Vice President
---------------------
  Karen C. Gardner

*/JAMES P. ZILS              Treasurer
---------------------
  James P. Zils

*/Keith A. Hauschildt        Assistant Vice President and Controller
----------------------
  Keith A. Hauschildt        (Principal Accounting Officer)

*/ By Michael J. Velotta, pursuant to Power of Attorney previously filed.